Exhibit 99.1






                             SHAREHOLDERS' AGREEMENT


                                      among



                             ABILIO DOS SANTOS DINIZ
                  ANA MARIA FALLEIROS DOS SANTOS DINIZ D'AVILA
                       ADRIANA FALLEIROS DOS SANTOS DINIZ
                      JOAO PAULO FALLEIROS DOS SANTOS DINIZ
                     PEDRO PAULO FALLEIROS DOS SANTOS DINIZ
                          PENINSULA PARTICIPACOES LTDA.
             and AD PENINSULA EMPREENDIMENTOS E PARTICIPACOES LTDA.

                                       and

                                     SEGISOR


                           and, as Intervening Party,


                            VIERI PARTICIPACOES S.A.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                         CASINO GUICHARD PERRACHON S.A.

                            dated as of June 22, 2005


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                                    CONTENTS


ARTICLE I - Definitions
ARTICLE II - Purposes and Basic Principles
ARTICLE III - HOLDING COMPANY SHAREHOLDERS' General Obligations
ARTICLE IV - HOLDING COMPANY By-Laws and CBD By-Laws
ARTICLE V - Corporate Governance and Management
5.1.     Board of Directors (Conselho de Administracao)
         5.1.1. General Provisions
         5.1.2. Holding Company Board
         5.1.3. CBD Board
5.2. Executive Officers of the HOLDING COMPANY
5.3. Executive Officers of CBD
5.4. Special Committees
5.5. Advisory Board
ARTICLE VI - General Meetings of the HOLDING COMPANY and of CBD
6.1. General Meetings of the HOLDING COMPANY
6.2. General Meetings of CBD
6.3. Special Provisions Regarding Voting Rights
ARTICLE VII - Acquisition of Shares on the Market
ARTICLE VIII - Restrictions on Transfer of HOLDING COMPANY Shares
ARTICLE IX - Co-Control Rearrangement
ARTICLE X - Annual Operating Plan, Three-Year Business Plan; Dividends and Financial Matters
ARTICLE XI - Temporary Rights under Distressful Condition
ARTICLE XII - Representations, Warranties and Covenants
ARTICLE XIII - Liens on HOLDING COMPANY Shares and on Preemptive Rights
ARTICLE XIV - HOLDING COMPANY SHAREHOLDER's Business Opportunity and Non-Competition
ARTICLE XV - Information; Confidentiality; No Solicitation
ARTICLE XVI - Arbitration
ARTICLE XVII - Obligations of the HOLDING COMPANY
ARTICLE XIII - General Provisions


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SHAREHOLDERS' AGREEMENT dated as of June 22, 2005 among:

ABILIO DOS SANTOS DINIZ, a Brazilian citizen, married, business administrator, the holder of the Brazilian identity card No. 1.965.961-SSP/SP and of the Brazilian Individual Taxpayer Identity Card (CIC) No. 001.454.918-20, with offices in the city of Sao Paulo, State of Sao Paulo, Federative Republic of Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3.126 (hereinafter referred to as "AD"), and ANA MARIA FALLEIROS DOS SANTOS DINIZ D'AVILA, a Brazilian citizen, married, business administrator, the holder of the Brazilian identity card No. 12.785.206-2-SSP/SP and of the Brazilian Individual Taxpayer Identity Card (CIC) No. 086.359.838-23, with offices in the city of Sao Paulo, State of Sao Paulo, Federative Republic of Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3.126, and ADRIANA FALLEIROS DOS SANTOS DINIZ, a Brazilian citizen, divorced, the holder of the Brazilian identity card No. 15.910.036-SSP/SP and of the Brazilian Individual Taxpayer Identity Card (CIC) No. 105.549.158-98, with offices in the city of Sao Paulo, State of Sao Paulo, Federative Republic of Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3.126, and JOAO PAULO FALLEIROS DOS SANTOS DINIZ, a Brazilian citizen, single, entrepreneur, the holder of the Brazilian identity card No. 12.785.207-4-SSP/SP and of the Brazilian Individual Taxpayer Identity Card (CIC) No. 101.342.358-51, with offices in the city of Sao Paulo, State of Sao Paulo, Federative Republic of Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3.126, and PEDRO PAULO FALLEIROS DOS SANTOS DINIZ, a Brazilian citizen, single, entrepreneur, the holder of the Brazilian identity card No. 19.456.962-7 SSP/SP and of the Brazilian Individual Taxpayer Identity Card (CIC) No. 147.447.788-14, with offices in the city of Sao Paulo, State of Sao Paulo, Federative Republic of Brazil, at Avenida Brigadeiro Luiz Antonio, No 3.126, and PENINSULA PARTICIPACOES LTDA., a limited liability company organized and existing under the laws of the Federative Republic of Brazil, with registered head offices in the city of Sao Paulo, State of Sao Paulo, Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3.126, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No. 58.292.210/0001-80, herein represented in accordance with its Articles of Association (hereinafter referred to as "PENINSULA"), and AD PENINSULA EMPREENDIMENTOS E PARTICIPACOES LTDA, a limited liability company organized and existing under the laws of the Federative Republic of Brazil, with registered head offices in the city of Sao Paulo, State of Sao Paulo, Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3.126, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No. 07.259.681/0001-56, herein represented in accordance with its Articles of Association (hereinafter referred to as "(AD HOLDING").

Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D'Avila,
Adriana Falleiros dos Santos Diniz, Joao Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, PENINSULA and AD HOLDING hereinafter collectively referred to as the "AD GROUP";

and

SEGISOR, a company organized and existing under the laws of French Republic, with registered head offices at 24, Rue de la Montat, Saint Etienne, France, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No. 05.710.423/0001-49


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("SEGISOR");

CASINO and the AD GROUP hereinafter referred to as "HOLDING COMPANY SHAREHOLDERS"); and, as Intervening Party,

VIERI PARTICIPACOES S.A., a closely held corporation duly organized and existing under the laws of Brazil, with registered head offices at the city of Sao Paulo, State of Sao Paulo, at Avenida Brigadeiro Luiz Antonio, No. 3.126, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No.
04.746.689/0001-59 ("HOLDING COMPANY");

COMPANHIA BRASILEIRA DE DISTRIBUICAO, a public company organized and existing under the laws of the Federative Republic of Brazil, with registered head offices in the city of Sao Paulo, State of Sao Paulo, Brazil, at Av. Brigadeiro Luiz Antonio, 3.142, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No. 47.508.411/0001-56, herein represented in accordance with its By-Laws ("CBD");

CASINO GUICHARD PERRACHON, a corporation organized and existing under the the laws of French Republic, with registered head offices at 24, Rue de la Montat, Saint Etienne, France.


                                    RECITALS


WHEREAS, the AD GROUP and CASINO are parties to a certain Joint Venture Agreement entered into on May 3, 2005 ("JV Agreement") pursuant to which they have agreed to become the Controlling Shareholders (as defined herein) of the HOLDING COMPANY;

WHEREAS, the HOLDING COMPANY has on the date hereof become the Controlling Shareholder of CBD (as defined herein), holding 32,700,000,000 Common Shares (as defined herein), representing more that fifty (50) percent of the voting capital stock of CBD;

WHEREAS, CBD is a Brazilian public corporation ("companhia aberta") engaged in the Food Retail Business (as defined herein) in Brazil;

WHEREAS, the HOLDING COMPANY SHAREHOLDERS agree that CBD shall be the exclusive vehicle for their investments in the Food Retail Business in Brazil in accordance with the terms and conditions of this Agreement;

WHEREAS, CASINO directly owns 14,309,589,419 Common Shares of CBD, which shares, together with those Common Shares owned by the AD GROUP and the HOLDING COMPANY, will be bound by a Shareholders' Agreement (hereinafter referred to as the "CBD Shareholders' Agreement") entered into by and between CASINO, the AD GROUP and the HOLDING COMPANY in accordance with Exhibit A attached hereto, under which CASINO has agreed to comply with any and all terms and conditions of this Agreement, including, but


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not limited to (i) vote in accordance with instructions given by the Holding
Company Board at any General Meetings (as defined herein) of CBD and/or (ii) cause their representatives in any other management body of CBD to vote as per the Holding Company Board's instructions, including but not limited to CBD Board;

WHEREAS, the HOLDING COMPANY shall be the exclusive vehicle for the implementation of the joint venture between the AD GROUP and CASINO in accordance with the terms and conditions of this Agreement;

WHEREAS, CASINO and the AD GROUP desire to continue to exercise co-Control over the HOLDING COMPANY and, consequently, over CBD, and to provide for certain restrictions upon the direct or indirect Transfer (as defined herein) of or the creation of Lien (as defined herein) on the Holding Company Shares (as defined herein);

WHEREAS, the HOLDING COMPANY SHAREHOLDERS have agreed to enter into this Agreement to set out the terms upon which the HOLDING COMPANY will conduct its activities as the Controlling Shareholder of CBD, and the manner in which the relations between the HOLDING COMPANY SHAREHOLDERS, in their capacity as the sole owners of the Holding Company Shares, will be regulated and to establish guidelines to directly and/or indirectly exercise their co-Control of CBD,

NOW, THEREFORE, the HOLDING COMPANY SHAREHOLDERS hereby agree to sign, execute and abide by this Agreement under the terms of and pursuant to Article 118 of the Brazilian Corporations Law, in accordance with the terms and conditions set forth hereinbelow, which they undertake to fulfill and cause to be fulfilled.



                                    ARTICLE I

                                   DEFINITIONS

1.1.  The following capitalized terms shall have the following meanings:

      (i) "AD" has the meaning assigned to it in the preamble of this Agreement;

      (ii) "AD GROUP" has the meaning assigned to it in the preamble of this Agreement;

      (iii)     "AD GROUP Lock-up Period" has the meaning assigned to it in
                Section 8.1 of this Agreement;

      (iv)      "AD Heirs" means the sons and/or daughters of AD;


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      (v)       "AD HOLDING" has the meaning assigned to it in the preamble of this Agreement;

      (vi) "Affiliate" means any Person directly or indirectly at any time controlling, controlled by, or under common Control with any HOLDING COMPANY SHAREHOLDER;

      (vii) "Agreement" means this Shareholders' Agreement entered into by and among the HOLDING COMPANY SHAREHOLDERS, with CBD, HOLDING COMPANY and CASINO GUICHARD PERRACHON S.A. as intervening parties, on the date hereof;

      (viii) "Annual Operating Plan" means a budget plan for CBD and its Controlled Companies, if any, for a given fiscal year, as approved by the management bodies of CBD;

      (ix) "Authorized Assign(s)" means any Person(s) which is (are) an Affiliate of a HOLDING COMPANY SHAREHOLDER;

      (x) "Board" means each of the Holding Company Board and CBD Board and the Board of Directors of any Controlled Companies of CBD, as applicable;

      (xi) "Boards" means the Holding Company Board and CBD Board and the Board of Directors of any Controlled Companies of CBD;

      (xii) "Brazilian Corporations Law" means Law No. 6,404 dated as of December 15, 1976, as amended;

      (xiii) "Brazilian GAAP" means the generally accepted accounting practices in Brazil, as adopted by CVM and as recommended by IBRACON - Instituto dos Auditores Independentes do Brasil;

      (xiv) "CASINO" has the meaning assigned to it in the preamble of this Agreement;

      (xv)      "CASINO Lock-up Period" has the meaning assigned to it in
                Section 8.1 of this Agreement;

      (xvi) "CBD" means Companhia Brasileira de Distribuicao, a Brazilian public corporation ("companhia aberta") organized and existing under the laws of the Federative Republic of Brazil, with registered head offices in the city of Sao Paulo, State of Sao Paulo, Brazil, at Av. Brigadeiro Luiz Antonio, No. 3.142, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No. 47.508.411/0001-56;

      (xvii)    "CBD Board" means the Board of Directors of CBD;

      (xviii)   "CBD By-Laws" means CBD By-Laws;


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      (xix)     "CBD Distressful Situation" means any of the following financial conditions of CBD, which will be based on published financial statements of CBD: (a) the Distressful six-month EBITDA of CBD is less than four (4) percent of Distressful six-month Net Sales during three (3) consecutive calendar semesters as from the date of execution hereof, or (b) the ratio of Distressful EBIT over Distressful Net Interest is less than 1.5 for two (2) consecutive years as from the date of execution of this Agreement, or (c) the ratio of Distressful Net Financial Debt over Distressful EBITDA is higher than 3.5 for two (2) consecutive years as from the date of execution of this Agreement.

      (xx) "CBD Group" means CBD and its Controlled Companies on a consolidated basis.

      (xxi) "CBD Shareholders' Agreement" has the meaning assigned to it in the fifth Whereas of this Agreement;

      (xxii) "CBD Shares" means (i) all Common Shares and Preferred Shares issued by CBD which are held or will be held by any HOLDING COMPANY SHAREHOLDERS and/or by the HOLDING COMPANY, for any reason and in any manner including, without limitation, those derived from any stock split, reverse stock split, stock dividend or from any corporate restructuring, or (ii) Convertible Securities into CBD Shares, or (iii) options to purchase CBD Shares, or (iv) warrants or bonuses entitling their owner or owners to subscribe for CBD Shares;

      (xxiii)   "CEO" means the Chief Executive Officer of CBD;

      (xxiv) "Chairman" means the Chairman of the CBD Board or of the Holding Company Board, as applicable;

      (xxv) "Common Shares" means the voting common shares of the capital stock of CBD or of the HOLDING COMPANY, as applicable;

      (xxvi) "Competitor" means any Person engaged in the Food Retail Business in Brazil;

      (xxvii) "Conditional Put Option Agreement" means that agreement between the AD GROUP, on one hand, and CASINO, on the other, entered into on even date herewith and which regulates, among others, the right of the AD GROUP to cause CASINO to purchase certain Common Shares of HOLDING COMPANY's capital stock.

      (xxviii)  "Confidential Information" has the meaning assigned to it in
                Section 15.2.1 of this Agreement;

      (xxix)    "Consideration Period" has the meaning assigned to it in Section
                14.1 of this Agreement;


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      (xxx)     "Control" means the (direct or indirect) title to shareholder rights that permanently guarantee, directly or indirectly: (i) the majority of votes in General Meeting deliberations; and (ii) the power to appoint the majority of members of any management body of the Person in question;

      (xxxi) "Controlled Company" means any Person under Control of a certain Person;

      (xxxii) "Controlling Shareholder" means the Person that has the Control of another Person;

      (xxxiii) "Conversion Rate" for conversion of U.S. Dollars into Brazilian Reais means the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil via SISBACEN for the PTAX-800, option 5, rates for accounting transactions. If the Central Bank of Brazil does not publish, for any reason, the PTAX-800 rate, the Conversion Rate shall be the average exchange rate determined by the Central Bank of Brazil for the U.S. Dollar in connection with foreign investment transactions registered or registerable with the Central Bank of Brazil.

      (xxxiv) "Convertible Securities" means securities or other rights or interests which are convertible or exchangeable into or exercisable for shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which any company or one of its shareholders is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares;

      (xxxv) "CVM" means Comissao de Valores Mobiliarios - CVM, a Brazilian governmental body with regulatory functions similar to those of France's "Conseil des Marches Financiers";

      (xxxvi)   "Defaulting Shareholder" has the meaning assigned to it in
                Section 13.2 of this Agreement;

      (xxxvii) "Director" means any member of a Board of Directors (Conselho de Administracao) of a Brazilian company, whose formation and operation are currently governed by Article 140 and following of the Brazilian Corporations Law;

      (xxxviii) "Distressful Call Option" has the meaning assigned to it in
                Section 2.9 of the Conditional Put Option Agreement;

      (xxxix) "Distressful Condition" means the situation in which a Person involuntarily loses operating or other control of its assets or in which the shareholders of a Person involuntarily lose operating control, including Control, of that Person, or in which a Person is adjudicated bankrupt or acquires bankruptcy status under applicable law;

      (xl) "Distressful EBIT" means the operating profit (before financial expenses and


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                financial income) of CBD Group, based on published financial statements in Brazilian GAAP. For the avoidance of doubt, EBIT shall (i) include CBD's share of net profit in Affiliates and
                (ii) take no account of any exceptional or extraordinary items;

      (xli) "Distressful EBITDA" means the Distressful EBIT of CBD Group, as adjusted by adding back amortizations and depreciations (calculated over the last accounting half-year period for Distressful six-month EBITDA), based on published financial statements in Brazilian GAAP;

      (xlii) "Distressful Net Financial Debt" means the net financial debt for CBD Group, calculated on the basis of published financial statements in Brazilian GAAP as the sum of (i) financing (current and long term), (ii) debentures (current and long term), (iii) payable on purchase of assets, (iv) dividends declared (but not paid) and (v) other interest-bearing liabilities (excluding Taxes), if any, not included in (i) to
                (iv), less the sum of (a) cash and banks and (b) short-term investments;

      (xliii) "Distressful Net Interest" means the financial expenses less financial income of CBD Group, based on published financial statements in Brazilian GAAP;

      (xliv) "Distressful Net Sales" means the gross sales of CBD Group less Taxes on sales (calculated over the last accounting half-year period for Distressful six-month Net Sales), based on published financial statements in Brazilian GAAP;

      (xlv) "EBITDA" means earnings before interest, tax, depreciation and amortization and is equal to gross profit less selling, general and administrative expenses less taxes (other than corporate income tax) and charges, all such figures computed in accordance with the Brazilian GAAP;

      (xlvi)    "Encumbered Shares" has the meaning assigned to it in Section
                13.2 of this Agreement;

      (xlvii) "Expert" has the meaning assigned to it in Section 5.1.2.11(d) of this Agreement;

      (xlviii)  "Family Members" means VSD and LMD and their respective
                Heirs;

        (xlix) "Family Share Call Option Agreement" means the agreement executed on even date herewith and under which members of the AD GROUP and LMD have granted to CASINO the right to purchase Common Shares of CBD;

        (l) "Food Retail Business" means the business of operating retail, supermarket and hypermarket stores and any other existing or future format of stores operated or to be operated by CBD, with predominant activity in food retail;

        (li) "Free Float" means the shares of a public company that are freely available to


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                the investing public, not included those owned directly or indirectly by the Controlling Shareholders;

      (lii) "General Meeting" means any General Shareholders' Meeting of the HOLDING COMPANY or of CBD, as applicable;

      (liii) "Heirs" means the parents or spouse or sons or daughters of an individual;

      (liv) "HOLDING COMPANY" has the meaning assigned to it in the preamble of this Agreement;

      (lv) "Holding Company Board" means the Board of Directors of the HOLDING COMPANY;

      (lvi) "Holding Company Board Deadlock" has the meaning assigned to it in Section 5.1.2.11 of this Agreement;

      (lvii)    "Holding Company By-Laws" means the HOLDING COMPANY's By-Laws;

      (lviii) "HOLDING COMPANY SHAREHOLDER" means each of the AD GROUP and CASINO or its Authorized Assigns or any Person that becomes a party to this Agreement under its terms and conditions;

      (lix) "HOLDING COMPANY SHAREHOLDERS" means the AD GROUP and CASINO and their Authorized Assigns and any Person that becomes a party to this Agreement under its terms and conditions;

      (lx) "HOLDING COMPANY SHAREHOLDER's Business Opportunity" has the meaning assigned to it in Section 14.1 of this Agreement;

      (lxi) "Holding Company Shares" means (i) all Common Shares and Preferred Shares issued by the HOLDING COMPANY which are held or will be held directly or indirectly by any HOLDING COMPANY SHAREHOLDERS for any reason and in any manner, including, without limitation, those purchased directly or indirectly from Third Parties, and those derived from any stock split, reverse stock split, stock dividend or from any corporate restructuring, or (ii) Convertible Securities into Holding Company Shares, or
                (iii) options to purchase Holding Company Shares, or (iv) warrants or bonuses entitling their owner or owners to subscribe for Holding Company Shares;

      (lxii) "ICC" means the International Chamber of Commerce, with offices in the city of Paris, France;

      (lxiii)   "Independent Director" has the meaning assigned to it in Section
                5.1.3.3 of this Agreement;

      (lxiv)    "Interested Third Party" has the meaning assigned to it in
                Section 8.5 of this


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                Agreement;

      (lxv)     "JCN" means Mr. Jean Charles Naori and his Heirs;

      (lxvi) "JV Agreement" means the Joint Venture Agreement entered into by and among the AD GROUP and CASINO as of May May 3, 2005;

      (lxvii) "Lien" shall mean any lien, pledge, security interest, claim, lease, charge, option, right of first refusal, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever that may affect the free full ownership or may impair the disposal at any time whatsoever;

      (lxviii)  "LMD" means Lucilia Maria dos Santos Diniz;

      (lxix) "Market" means any organized market regulated by the CVM or by the New York Stock Exchange or by the Luxembourg Stock Exchange or by any securities authority with jurisdiction on the stock exchanges where any securities issued by CBD are or will be traded;

      (lxx)     "Non-Defaulting Shareholder" has the meaning assigned to it in
                Section 13.2 of this Agreement;

      (lxxi)    "Notice of Acceptance" has the meaning assigned to it in Section
                8.4 of this Agreement;

      (lxxii) "Offered Holding Company Shares" has the meaning assigned to it in Section 8.2 of this Agreement;

      (lxxiii)   "Offeree" has the meaning assigned to it in Section 8.2 of this
                Agreement;

      (lxxiv) "Offeror" has the meaning assigned to it in Section 8.2 of this Agreement;

      (lxxv)    "Opportunity Notice" has the meaning assigned to it in Section
                14.1 of this Agreement;

      (lxxvi) "Ordinary Course of Business" means the day-to-day performance of acts including obtaining of funds necessary for the carrying out of the business of a Person;

      (lxxvii) "Party" or "Parties" means each of the HOLDING COMPANY SHAREHOLDERS;

      (lxxviii) "Peninsula" has the meaning assigned to it in the preamble of this Agreement;

      (lxxix) "Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.


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      (lxxx)    "Preemptive Rights" means the preferential subscription rights provided for in Articles 109 and 171 of the Brazilian Corporations Law;

      (lxxxi) "Preferred Shares" means the non-voting preferred shares of the capital stock of CBD or of the HOLDING COMPANY, as applicable;

      (lxxxii) "Rearrangement Call Option" has the meaning assigned to it in Section 9.2 of this Agreement;

      (lxxxiii) "Rearrangement Call Option Notice" has the meaning assigned to it in Section 9.2.1(i) of this Agreement;

      (lxxxiv) "RECo" means the Brazilian corporation that on even date herewith, through one or more subsidiaries, has received from CBD certain real estate properties and has rented them to CBD;

      (lxxxv)   "Rejected Investment" has the meaning assigned to it in Section
                14.1 of this Agreement;

      (lxxxvi) "Representative of the AD GROUP" has the meaning assigned to it in Section 18.17 of this Agreement;

      (lxxxvii) "Right of First Offer" has the meaning assigned to it in
                Section 8.2 of this Agreement;

     (lxxxviii) "Security Call Option" has the meaning assigned to it in
                Section 2.10 of the Conditional Put Option Agreement;

      (lxxxix) "SEGISOR" has the meaning assigned to it in the preamble of this Agreement;

      (xc) "Tax" or "Taxes" means (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, Transfer, franchise, profits, inventory, capital stock, license, withholding, donation, payroll, employment, social security, social contribution, financial, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (b) all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in (a) above, and (c) any transferee liability in respect of any items described in (a) and (b) above.

      (xci) "Third Party" means any Person who is not directly or indirectly related to any HOLDING COMPANY SHAREHOLDER or any Affiliate thereof or in any manner whatsoever becomes bound by any sort of agreement with respect to the matters set forth herewith;


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      (xcii)    "Three-Year Business Plan" means a proposed budget for CBD and its Controlled Companies, if any, for the following three fiscal years;

      (xciii) "Transfer" means the direct or indirect assignment, transfer, sale, pledge, Lien, contribution of Holding Company Shares or of CBD Shares, as applicable, to the capital of another Person, or in any other manner whatsoever, the direct or indirect disposal of the Holding Company Shares or of CBD Shares, as applicable; and

      (xciv) "Transfer Notice" has the meaning assigned to it in Section 8.2 of this Agreement;

      (xcv)     "VSD" means Valentim dos Santos Diniz.



                                   ARTICLE II

                          PURPOSES AND BASIC PRINCIPLES

2.1. The purpose of this Agreement is to provide means by which the AD GROUP, on the one hand, and CASINO, on the other hand, shall share Control over the HOLDING COMPANY and, consequently, over CBD, as provided in this Agreement and additionally in the Holding Company By-Laws, in CBD Shareholders' Agreement and in CBD By-Laws.

      2.1.1. Each of the Parties agrees not to take any action, or omit to take any action, if such action or omission would adversely affect the Control by the HOLDING COMPANY SHAREHOLDERS of the HOLDING COMPANY and, consequently, of CBD, except to the extent such action or omission is expressly permitted or contemplated by this Agreement.

      2.1.2. The HOLDING COMPANY SHAREHOLDERS hereby agree that they shall exercise the Control of CBD exclusively through the HOLDING COMPANY under the terms and conditions provided in this Agreement and strictly in accordance with CBD Shareholders' Agreement and with CBD By-Laws.

2.2. This Agreement binds all Holding Company Shares and all relevant rights shall only be exercised in compliance with the terms and conditions herein provided.

      2.2.1. Concurrently with the execution of this Agreement, the AD GROUP, CASINO and HOLDING COMPANY have executed the CBD Shareholders' Agreement, and both this Agreement and CBD Shareholders' Agreement shall be jointly interpreted, provided, however, that, in case of conflict between this Agreement and CBD Shareholders' Agreement, this Agreement shall prevail.

      2.2.2. The HOLDING COMPANY SHAREHOLDERS agree that the Holding Company By-Laws shall expressly require that all of the shares of the stock of the HOLDING COMPANY shall be kept in deposit accounts in the name of their holders at Banco Itau S.A. and or any of its Affiliate, without the issuance of certificates. The financial institution in charge of the registry of the Holding Company Shares shall be removed or replaced only by mutual consent of the HOLDING COMPANY SHAREHOLDERS.

2.3. The HOLDING COMPANY SHAREHOLDERS agree that the HOLDING COMPANY shall have as its sole purpose the equity participation in CBD, as its Controlling Shareholder and that the HOLDING COMPANY shall never be used for any other purpose, except with the written consent of the HOLDING COMPANY SHAREHOLDERS.

2.4. The HOLDING COMPANY SHAREHOLDERS shall cause the HOLDING COMPANY to distribute to the HOLDING COMPANY SHAREHOLDERS any and all assets other than Common Shares of CBD and not less than one hundred (100) percent of the amount of its respective net income that is legally available for distribution under applicable law in each fiscal year after provision of the amounts required by the Brazilian Corporations Law or necessary to the Ordinary Course of Business.

2.5. The Conditional Put Option Agreement plays an important role in the balance of power of the HOLDING COMPANY and therefore, and by means of this reference, becomes an integral part of this Agreement for any and all purposes.



                                   ARTICLE III

                HOLDING COMPANY SHAREHOLDERS' GENERAL OBLIGATIONS


3.1. All matters subject to a General Meeting of the HOLDING COMPANY, and all matters of CBD subject to a General Meeting shall only be made and/or implemented with prior written approval of the Holding Company Board, unless otherwise agreed by the HOLDING COMPANY SHAREHOLDERS on a case-by-case basis.

3.2. Each of the HOLDING COMPANY SHAREHOLDERS shall exercise its voting rights as the Controlling Shareholders of the HOLDING COMPANY, and shall cause the Holding Company Board to instruct the members of the CBD Board appointed by the HOLDING COMPANY (and by CASINO under the CBD Shareholders' Agreement) as Controlling Shareholder of CBD, so that the votes of the HOLDING COMPANY (and of the AD GROUP and CASINO as shareholders of CBD), both at CBD Board and in the General Meetings of CBD and/or in any other management bodies are exercised in such a manner as to comply with the provisions set forth herein and in CBD Shareholders' Agreement.

3.3. Each HOLDING COMPANY SHAREHOLDER agrees to take any and all actions necessary to make its representatives in the management bodies of the HOLDING COMPANY and the representatives of the HOLDING COMPANY in the management bodies of CBD to act in strict compliance with the provisions of this Agreement and with those of the CBD Shareholders' Agreement. Any and all actions exercised in violation of the provisions set forth herein shall be null and void.

3.4. Except for CBD Shareholders' Agreement, the Conditional Put Option Agreement, the Family Share Call Option Agreement and any existing agreement between members of the AD GROUP and Family Members, each of the HOLDING COMPANY SHAREHOLDERS agrees not to execute with any other HOLDING COMPANY SHAREHOLDER or with any shareholder of CBD any shareholders' agreements or any other agreements or instruments establishing provisions on the subject matters hereof or having any direct or indirect relation with the subject matters of this Agreement and of the CBD Shareholders' Agreement, unless all of the HOLDING COMPANY SHAREHOLDERS are parties to such agreement or instrument. The HOLDING COMPANY SHAREHOLDERS shall cause the HOLDING COMPANY and/or CBD, as the case may be, not to register in its books (or in the custodian system of Itau Bank), pursuant to
      Section 2.2.2. above any agreement that is in violation of the provision set forth in this Section.

3.5. Each of the HOLDING COMPANY SHAREHOLDERS agrees from the date hereof until Closing (as defined in the JV Agreement) on the Closing Date (as defined in the JV Agreement), to conduct, directly or indirectly, the HOLDING COMPANY and CBD's operations strictly in the Ordinary Course of Business. The HOLDING COMPANY SHAREHOLDERS agree not to practice, and to cause its managers not to practice, from the date hereof until the Closing (as defined in the JV Agreement) on the Closing Date (as defined in the JV Agreement), any corporate and/or operational act regarding the HOLDING COMPANY and/or CBD, without the previous written authorization of CASINO and AD GROUP.



                                   ARTICLE IV

                     HOLDING COMPANY BY-LAWS AND CBD BY-LAWS

4.1. Each HOLDING COMPANY SHAREHOLDER shall take or cause to be taken all lawful actions necessary to ensure at all times that the Holding Company By-Laws and CBD By-Laws are not at any time inconsistent with this Agreement and with the CBD Shareholders' Agreement.

4.2 If the HOLDING COMPANY SHAREHOLDERS decide to make any change in the Holding Company By-Laws that under any circumstances is incompatible with the terms of this Agreement, each of the HOLDING COMPANY SHAREHOLDERS agrees that prior to the General Meeting of the HOLDING COMPANY that will approve such amendment the HOLDING COMPANY SHAREHOLDERS shall mutually agree to amend this Agreement and, if applicable, to cause CBD Shareholders' Agreement to be amended to make them compatible with the amendment to the Holding Company's By-laws.

4.3. In the event of any conflict or inconsistency between this Agreement and the Holding Company By-Laws and/or CBD By-Laws, the provisions of this Agreement shall prevail among the HOLDING COMPANY SHAREHOLDERS.



                                    ARTICLE V

                       CORPORATE GOVERNANCE AND MANAGEMENT

5.1.  Board of Directors (Conselho de Administracao)

      5.1.1.    General Provisions:

      5.1.1.1. Except as otherwise provided herein, each of the HOLDING COMPANY SHAREHOLDERS agrees to cause the Directors appointed by it (and ultimately by the HOLDING COMPANY as Controlling Shareholder of
                CBD) to be present at all meetings of the Boards and to act or to exercise their voting rights in accordance with the provisions of this Agreement. Should any such Director not cast his or her vote in accordance with the instructions, if any, set forth from time to time by the HOLDING COMPANY SHAREHOLDERS, and provided that such instructions are communicated in writing to the respective Chairman, the respective Chairman shall not compute such vote.

      5.1.1.2. Neither the implementation nor the validity of any decisions of any of the Boards shall be permitted under any circumstances in the event that such decision is taken in breach of the terms and conditions set forth in this Agreement and/or in CBD Shareholders' Agreement.

      5.1.1.3. Election of Board Members - At each General Meeting of the HOLDING COMPANY and/or of CBD, as applicable, called for the purpose of appointing their respective Directors, the HOLDING COMPANY SHAREHOLDERS and/or the HOLDING COMPANY together with the AD GROUP and CASINO, as applicable, shall exercise their voting rights for the appointment of the individuals nominated in accordance with Sections 5.1.2.3, 5.1.2.4, 5.1.3.2, 5.1.3.3 and 5.1.3.4 of this Agreement.

      5.1.1.4. Removal - Each HOLDING COMPANY SHAREHOLDER agrees to vote at the General Meetings of the HOLDING COMPANY and cause the

                HOLDING COMPANY (and the AD GROUP and CASINO) to vote in the General Meetings of CBD in favor of the removal or replacement of a Director if the HOLDING COMPANY SHAREHOLDER that nominated such Director recommends his or her removal.

      5.1.2.    Holding Company Board

      5.1.2.1. Basic Principles - Under the spirit of the co-Control of CBD by the HOLDING COMPANY SHAREHOLDERS, the exercise of voting rights of the HOLDING COMPANY or of its representatives at CBD's management bodies in the matters listed in Section 5.1.2.2 of this Agreement shall always be preceded by a meeting of the Holding Company Board which shall define the manner in which vote will be exercised by and/or on behalf of the HOLDING COMPANY.

      5.1.2.2. Powers and Functions - The HOLDING COMPANY SHAREHOLDERS shall exercise their voting rights to cause the Holding Company By-Laws to contemplate that the powers and functions of the Holding Company Board shall be those provided for in Article 142 of the Brazilian Corporations Law and at least the following ones:

                (a) the approval of any proposal to be submitted to the General Meeting of the HOLDING COMPANY regarding any amendment to the Holding Company By-Laws;

                (b) the approval of the engagement by the HOLDING COMPANY in any activity other than that set forth in Section 2.3 of this Agreement;

                (c) the approval of any proposal to be submitted to the General Meeting of the HOLDING COMPANY for the issuance of Common Shares and/or Preferred Shares and/or of any Convertible Securities by the HOLDING COMPANY, including, without limitation, the terms and conditions of subscription and payment thereof and the approval of any appraisals regarding capital contribution other than cash;

                (d) the approval of any proposal to be submitted to the General Meeting of the HOLDING COMPANY for the purchase of any asset as well as for the sale, disposal of or creation of Liens on any asset of the HOLDING COMPANY;

                (e) the approval of any proposal to be submitted to the General Meeting of the HOLDING COMPANY for its liquidation or dissolution and for the appointment or replacement of the liquidator(s);

                (f) the approval of request by the HOLDING COMPANY of self-bankruptcy or protection under any bankruptcy or reorganization law;

                (g) the approval of any financial arrangement involving the HOLDING COMPANY, including the lending or borrowing of funds, the issuance of non-convertible debentures or similar securities and the granting of guarantee by the HOLDING COMPANY, even if to creditors or lenders of CBD Group;

                (h) the approval of any joint venture of the HOLDING COMPANY with a Third Party;

                (i) the acquisition of any asset by CBD Group or the making of any other investment by CBD Group in an individual amount or cumulated over a fiscal year in excess of One Hundred Million U.S. Dollars (US$ 100,000,000) or in excess of an amount equal to six (6) percent of the then net worth ("patrimonio liquido") of CBD as determined in its latest annual balance sheet in accordance with Brazilian GAAP, whichever is the higher. In case the contemplated transaction yields the acquisition of the Control of a Person, the debt of that Person should be taken into consideration for the limits set forth herein;

                (j) the sale, disposal or creation of any Liens on any asset of CBD Group in an individual amount or cumulated over a fiscal year in excess of One Hundred Million U.S. Dollars (US$ 100,000,000) or in excess of an amount equal to six (6) percent of the then net worth ("patrimonio liquido") of CBD as determined in its latest annual balance sheet in accordance with Brazilian GAAP, whichever is the higher. In case the contemplated transaction yields the sale of the Control of a Person, the debt of that Person should be taken into consideration for the limits set forth herein;

                (k) the approval of any financial arrangement involving CBD or any of its Controlled Companies, including the lending or borrowing by CBD Group of funds and the issuance of non-convertible debentures, in excess of an individual amount equal to two (2) times EBITDA of the preceding twelve (12) months;

                (l) the approval of any joint venture of CBD Group with a Third Party involving an individual investment or cumulated over a fiscal year in excess of One Hundred Million U.S. Dollars (US$ 100,000,000) or in excess of an amount equal to six (6) percent of the then net worth ("patrimonio liquido") of CBD as determined in its latest annual balance sheet in accordance with Brazilian GAAP, whichever is the higher.

                (m) the approval of any proposal regarding any amendment to the By-Laws of CBD Group, except in the case of a HOLDING COMPANY SHAREHOLDER's Business Opportunity under the rules set forth in Section 14.1 of this Agreement;

                (n) the approval of any proposal regarding the issuance by CBD Group of Common Shares and/or of Preferred Shares and/or of any Convertible Securities;

                (o) the approval of any proposal regarding the listing or delisting of the shares or other securities of CBD Group;

                (p)     the change in the dividend policy of CBD Group;

                (q) the distribution by CBD of dividends in an amount in excess of forty (40) percent of its annual net profits;

                (r) the appointment and removal of members of the CBD Board, including the Chairman of the Board, without prejudice to the rights provided for elsewhere in this Agreement;

                (s) the approval of any proposal for the merger (including merger of shares, incorporacao de acoes), spin-off, split, change of corporate form or for any other form of restructuring of CBD Group;

                (t) the approval of any agreement or change in any agreement between CBD Group and any of its shareholders and officers and their Affiliates or relatives, exception made to those in the Ordinary Course of Business;

                (u) the approval of any proposal regarding the liquidation or dissolution of CBD Group, and regarding the appointment or replacement of its liquidator(s);

                (v) the approval of request by CBD Group of self-bankruptcy or protection under any bankruptcy or reorganization law;

                (w) the engagement by CBD Group in activities outside the Food Retail Business, except in the case of a HOLDING COMPANY SHAREHOLDER's Business Opportunity under the rules set forth in Section 14.1 of this Agreement, and

                (x) in general, and with the exception to those matters assigned to the General Meeting of the HOLDING COMPANY in the applicable legislation and to those matters that are expressly dealt with otherwise in this Agreement, the resolution on any other key strategic matters.

      5.1.2.3. Composition - The Holding Company Board shall have four (4) Directors and respective alternates. The AD GROUP, on one hand, and CASINO, on the other hand, shall be entitled to designate, for compulsory appointment, two (2) Directors and respective alternates. In order to accomplish the agreed upon composition, each of the HOLDING COMPANY SHAREHOLDERS agrees not to request a multiple vote process (currently governed by Article 141 of the Brazilian Corporations Law) during the term of this Agreement. The Directors of the Holding Company Board shall be chosen among the Directors of the CBD Board.

      5.1.2.4.  Chairman of the Holding Company Board

                (a) From the date of execution of this Agreement and until the event described in Section 5.1.2.4(b) below takes place, the Chairman of the Holding Company Board shall be appointed by the AD GROUP among AD, any of AD Heirs or any other Person appointed by AD, provided that AD or the individual appointed by the AD GROUP accepts such duties. CASINO may only oppose the name appointed by the AD GROUP if he or she is not AD or one of AD Heirs, in which case the AD GROUP shall appoint another name until such name is approved by CASINO, which approval shall not be unreasonably withheld.

                (b) From the first day of the eight (8th) year following the date of execution of this Agreement, i.e. (June 22, 2012), and until the last day of the ninth (9th) year following the date of execution of this Agreement, i.e. (June 21, 2014), CASINO shall be entitled to appoint, for compulsory election for the remaining term of this Agreement, the Chairman of the Holding Company Board, by means of a notice sent in writing to the AD GROUP at least thirty (30) days before the date of the intended appointment and provided that such notice is sent to the AD GROUP before the end of the ninth (9th) year following the execution of this Agreement, i.e. (June 21, 2014). The AD GROUP may not oppose the name appointed by CASINO.

                5.1.2.4.1. The HOLDING COMPANY SHAREHOLDER under Distressful Condition at the moment it would otherwise be entitled to appoint the Chairman of the Holding Company Board in accordance with the procedures set forth in this Section 5.1.2.4 shall be forbidden to appoint and/or remove the Chairman of the Holding Company Board until such HOLDING COMPANY SHAREHOLDER is no longer under Distressful Condition.

                5.1.2.4.2. If, after the first day of the tenth (10th) year following the date of execution of this Agreement, i.e. (June 22, 2014), the AD GROUP makes a Transfer of any Common Share of the HOLDING COMPANY to a Third Party, except for the Transfers listed in items (i), (ii), (iii) and
                             (iv) of Section 8.3 of this Agreement, CASINO shall be automatically entitled to appoint, at its sole discretion, the Chairman of the Holding Company Board for the remaining term of this Agreement and the rules set forth in this
                             Section 5.1.2.4, including its Subsections, shall no longer apply.

      5.1.2.5. Meetings of the Holding Company Board - The Holding Company Board shall meet whenever any matter listed in Section 5.1.2.2 of this Agreement is to be dealt with, but at least twice every fiscal year in accordance with a calendar to be approved by the Holding Company Board in the first meeting of every fiscal year.

      5.1.2.6. Notice of Meetings; Waiver of Notice - The Chairman shall call all meetings of the Holding Company Board, by his or her own initiative or at the written request of any Director. Failure by the Chairman to call any meeting requested by any Director within seven (7) calendar days from the date of receipt of the request by any Director allows such Director to call the meeting. The meetings of the Holding Company Board shall be called at least seven (7) calendar days prior to the date of each meeting. Notice shall comprise a detailed agenda of the meeting, including any proposal of resolutions and all necessary documentation related thereto. Meetings of the Holding Company Board shall take place at least two (2) calendar days before the date of a General Meeting of the HOLDING COMPANY, or of a meeting of the CBD Board or of a General Meeting of CBD. Notice may be waived in writing or by the attendance of all Directors.

      5.1.2.7. Quorum of Installation - The presence of two (2) Directors appointed by the AD GROUP and two (2) Directors appointed by CASINO shall constitute a quorum for the installation of a meeting of the Holding Company Board. If a quorum is not reached within thirty (30) minutes from the time a meeting is scheduled to begin, such meeting must be adjourned and another meeting, with the same agenda of the day, must be called by the Chairman of the Holding Company Board by means of a fifteen-calendar-day prior written notice. If a quorum is not reached, then the meeting of the Holding Company Board shall be called by the Chairman of the Holding Company Board for the third time by means of a seven-calendar-day prior written notice, always with the same agenda of the day, and in this case the presence of any two (2) Directors shall be sufficient to constitute a quorum for both installation and voting for the purposes of approving any matter contemplated by the agenda of the day.

      5.1.2.8. Quorum of Voting - Except as otherwise provided for in Sections 5.1.2.4, 5.1.2.7 5.1.2.9 and 5.1.2.10, the HOLDING COMPANY
                SHAREHOLDERS shall cause the HOLDING COMPANY to cause its representatives in the Holding Company Board to cause the resolutions of the Holding Company Board to be always taken by unanimous vote.

      5.1.2.9. Casting Vote by CASINO - CASINO and its representatives at the Holding Company Board shall have a casting vote in the event of a tie in connection with the distribution of dividends by CBD in an amount ranging from twenty-five (25) percent up to thirt-two and a half (32.5) percent of its annual net profits; provided that the vote by Casino is in favor of the higher amount.

      5.1.2.10. Casting Vote by the AD GROUP - The AD GROUP and its representatives at the Holding Company Board shall have a casting vote in the event of a tie in connection with the distribution of dividends by CBD in an amount ranging from twenty-five (25) percent up to forty (40) percent of its annual net profits; provided that the vote by AD GROUP is in favor of the higher amount.

      5.1.2.11. Deadlock at the Holding Company Board - If the Holding Company Board cannot take action on the manner in which the HOLDING COMPANY should act, including by exercising its voting rights as the Controlling Shareholder of CBD due to a tie vote or otherwise (a "Holding Company Board Deadlock"), the meeting of the Holding Company Board shall be suspended and resolution should be re-submitted to the Holding Company Board in a meeting to be called for a date no more than ten (10) calendar days as of the date of the meeting of the Holding Company Board that was suspended. If the Holding Company Board Deadlock remains, a committee composed of the then Chairman of the Board of CASINO and the Representative of the AD GROUP shall be called to solve it. If the dispute cannot be settled within fifteen (15) calendar days after discussions between the then Chairman of the Board of CASINO and the Representative of the AD GROUP begin, then any of the HOLDING COMPANY SHAREHOLDERS shall be entitled to submit the dispute to a technical arbitration that shall be conducted in accordance with the following rules:

                (a) Each of the HOLDING COMPANY SHAREHOLDERS shall have the right to appoint one Expert (as defined herein) within ten (10) calendar days as of the receipt of the notification delivered by the HOLDING COMPANY SHAREHOLDER requesting the technical arbitration.

                (b)     The first two Experts appointed in accordance with item
                        (a) above shall appoint a third Expert within five (5) calendar days as of the date of the appointment of the second Expert. The third Expert shall act as president of the technical arbitration panel.

                (c) If any of the HOLDING COMPANY SHAREHOLDERS fails to appoint the Expert within the timeframe set forth in
                        Section 5.1.2.11(a) above, then the technical arbitration shall be conducted solely by the Expert effectively and timely appointed.

                (d) Experts shall not be employees, officers, Directors or providers of services to CBD or to the HOLDING COMPANY or to any of the HOLDING COMPANY SHAREHOLDERS and shall have solid experience in the appropriate issue or issues being submitted to technical arbitration ("Experts").

                (e) The language of the technical arbitration shall be English and the decision shall be rendered in both the English and Portuguese languages.

                5.1.2.11.1. The decision of the technical arbitration shall be final and binding upon the HOLDING COMPANY SHAREHOLDERS and may be enforced in any court of competent jurisdiction.

                5.1.2.11.2. Neither the technical arbitration provided for in Section 5.1.2.11 nor the arbitration provided for in Article XVI of this Agreement shall under any circumstances apply to any resolution or lack of resolution regarding the following matters:

                              (a)     the approval of any proposal to be
                                      submitted to the General Meeting of the
                                      HOLDING COMPANY regarding any amendment
                                      to the Holding Company By-Laws;

                              (b) the engagement by the HOLDING COMPANY in any activity or business other than that set forth in Section 2.3 of this Agreement;

                              (c)     the approval of any proposal to be
                                      submitted to the General Meeting of the
                                      HOLDING COMPANY for the issuance of
                                      Common Shares and/or Preferred Shares
                                      and/or of any Convertible Securities by
                                      the HOLDING COMPANY, including, without
                                      limitation, the terms and conditions of
                                      subscription and payment thereof and the approval of any appraisals regarding capital contribution other than cash;

                              (d)     the approval of any proposal to be
                                      submitted to the General Meeting of the
                                      HOLDING COMPANY for the purchase of any
                                      asset as well as for the sale, disposal
                                      of or creation of Liens on any asset of
                                      the HOLDING COMPANY;

                              (e)     the approval of any proposal to be
                                      submitted to the General Meeting of the
                                      HOLDING COMPANY for its liquidation or
                                      dissolution and for the appointment or
                                      replacement of the liquidator(s);

                              (f) the approval of request by the HOLDING COMPANY of self-bankruptcy or protection under any bankruptcy or reorganization law;

                              (g)     the approval of any financial
                                      arrangement involving the HOLDING
                                      COMPANY, including the lending or
                                      borrowing of funds, the issuance of
                                      non-convertible debentures or similar
                                      securities and the granting of guarantee by the HOLDING COMPANY, even if to creditors or lenders of CBD Group;

                              (h)     the approval of any joint venture of
                                      the HOLDING COMPANY with a Third
                                      Party;

                              (i)     the acquisition of any asset by CBD
                                      Group or the making of any other
                                      investment by CBD Group in an individual amount or cumulated over a fiscal year in excess of Two Hundred and Fifty Million U.S. Dollars (US$ 250,000,000) or in excess of an amount equal to fifteen (15) percent of the then net worth ("patrimonio liquido") of CBD as determined in its latest annual balance sheet in accordance with Brazilian GAAP, whichever is the higher. In case the contemplated transaction yields the acquisition of the Control of a Person, the debt of that Person should be taken into consideration for the limits set forth herein;

                              (j) the sale, disposal or creation of any Liens on any asset of CBD Group in an individual amount or cumulated over a fiscal year in excess of Two Hundred and Fifty Million U.S. Dollars (US$ 250,000,000) or in excess of an amount equal to fifteen (15) percent of the then net worth ("patrimonio liquido") of CBD as determined in its latest annual balance sheet in accordance with Brazilian GAAP, whichever is the higher. In case the contemplated transaction yields the sale of the Control of a Person, the debt of that Person should be taken into consideration for the limits set forth herein;

                              (k)     the approval of any financial
                                      arrangement involving CBD Group,
                                      including the lending or borrowing by
                                      CBD Group of funds and the issuance of
                                      non-convertible debentures, in excess of an individual amount equal to two (2) times EBITDA of the preceding twelve
                                      (12) months;

                              (l) the approval of any joint venture of CBD Group with a Third Party involving an individual investment or cumulated over a fiscal year in excess of Two Hundred and Fifty Million U.S. Dollars (US$ 250,000,000) or in excess of an amount equal to fifteen (15) percent of the then net worth ("patrimonio liquido") of CBD as determined in its latest annual balance sheet in accordance with Brazilian GAAP, whichever is the higher.

                              (m) the approval of any proposal regarding any amendment to the By-Laws of CBD Group, except in the case of a HOLDING COMPANY SHAREHOLDER's Business
                                      Opportunity under the rules set forth in
                                      Section 14.1 of this Agreement;

                              (n) the approval of any proposal regarding the issuance by CBD Group of Common Shares and/or of Preferred Shares and/or of any Convertible Securities in an aggregate amount that exceeds Two Hundred and Fifty Million U.S. Dollars (US$ 250,000,000) during the first nine
                                      (9) years of this Agreement;

                              (o) the approval of any proposal regarding the listing or delisting of shares or other securities of CBD Group;

                              (p)     the change in the dividend policy of
                                      CBD;

                              (q) the distribution by CBD of dividends in an amount in excess of forty (40) percent of its annual net profits;

                              (r) the appointment and removal of members of the CBD Board, including the Chairman of the Board;

                              (s)     the approval of any proposal for the
                                      merger (including merger of shares,
                                      incorporacao de acoes), spin off, split, change of corporate form or for any other form of restructuring of CBD Group;

                              (t) the approval of any agreement or change in any agreement between CBD Group and any of its shareholders and officers and their Affiliates or relatives, exception made to those in the Ordinary Course of Business;

                              (u) the approval of any proposal regarding the liquidation or dissolution of CBD Group, and regarding the appointment or replacement of its liquidator(s);

                              (v) the approval of request by CBD Group of self-bankruptcy or protection under any bankruptcy or reorganization law; and

                              (w)     the engagement by CBD Group in
                                      activities outside the Food Retail
                                      Business, except in the case of a
                                      HOLDING COMPANY SHAREHOLDER's Business
                                      Opportunity under the rules set forth in
                                      Section 14.1 of this Agreement.

                5.1.2.11.3. With due regard to Section 2.1.1, each of the HOLDING COMPANY SHAREHOLDERS agrees to exercise its voting rights always in the best interest of CBD and in strict compliance with the terms of this Agreement. Each of the HOLDING COMPANY SHAREHOLDERS agrees to present in writing during the General Meetings the reasons to vote against or in favor of any of the matters listed in
                              Section 5.1.2.11.2 above.

      5.1.2.12. If representatives of the HOLDING COMPANY SHAREHOLDERS at a


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


                meeting of the Holding Company Board do not agree on the manner in which the HOLDING COMPANY should vote at a General Meeting of CBD and no other solution provided for in this Agreement is achieved, the following provisions shall apply:

                (i) at the first attempt to call and hold the General Meeting, the HOLDING COMPANY and the AD GROUP and CASINO shall refrain from participating at the General Meeting, and

                (ii) at the second or further attempts to call and hold the General Meeting, the HOLDING COMPANY and the AD GROUP and CASINO shall vote not to approve any such matter.

      5.1.3.    CBD Board:

      5.1.3.1. Powers and Functions - The powers and functions of the CBD Board shall be those provided for in Article 142 of the Brazilian Corporations Law and at least the following ones:

                (a) the acquisition of any asset by CBD Group or the making of any other investment by CBD Group in an individual amount or cumulated over a fiscal year in excess of Twenty Million U.S. Dollars (US$ 20,000,000) and up to One Hundred Million U.S. Dollars (US$ 100,000,000) or in excess of an amount equal to one (1) percent and up to six (6) percent of the then net worth ("patrimonio liquido") of CBD as determined in its latest annual balance sheet in accordance with Brazilian GAAP, whichever is the higher. In case the contemplated transaction yields the acquisition of the Control of a Person, the debt of that Person should be taken into consideration for the limits set forth herein;

                (b) the sale, disposal or creation of any Liens on any asset of CBD Group in an individual amount or cumulated over a fiscal year in excess of Twenty Million U.S. Dollars (US$ 20,000,000) and up to One Hundred Million U.S. Dollars (US $100,000,000) or in excess of an amount equal to one (1) percent and up to six (6) percent of the then net worth ("patrimonio liquido") of CBD as determined in its latest annual balance sheet in accordance with Brazilian GAAP, whichever is the higher. In case the contemplated transaction yields the sale of the Control of a Person, the debt of that Person should be taken into consideration for the limits set forth herein;

                (c) the approval of any financial arrangement, including the lending or borrowing of funds by CBD Group and the issuance by CBD Group of non-convertible debentures, in excess of an individual amount equal to one half (0.5) and up to two (2) times EBITDA of the preceding twelve
                        (12) months;

                (d) the approval of any joint venture of CBD Group with a Third Party involving an individual investment or cumulated over a fiscal year up to One Hundred Million U.S. Dollars (US$ 100,000,000) or up to an amount equal to six (6) percent of the then net worth ("patrimonio liquido") of CBD as determined in its latest annual balance sheet in accordance with Brazilian GAAP, whichever is the higher, and

                (e) the review of any and all transactions, including disputes, between CBD Group and RECo.

                5.1.3.1.1.    The HOLDING COMPANY SHAREHOLDERS shall cause
                              CBD Board to formally delegate the review of any matter between CBD Group and RECo to a special committee composed of one executive officer ("diretor") of CBD and one representative of CASINO. This special committee will decide then whether the matter should be subject to a resolution by CBD Board or the matter should be solved by the Executive Officers Committee ("Diretoria") of CBD Group.

      5.1.3.2. Composition - Without prejudice to the provisions of the CBD By-Laws, the HOLDING COMPANY SHAREHOLDERS shall cause the HOLDING COMPANY to cause CBD Board to be composed of up to fourteen (14) Directors, and the AD GROUP, on one hand, and CASINO, on the other hand, shall be entitled to designate, for compulsory election, five (5) Directors.

      5.1.3.3. Independent Directors - The HOLDING COMPANY SHAREHOLDERS shall cause the HOLDING COMPANY to elect up to four (4) Directors to CBD Board, who comply with the definition of independence under the applicable law ("Independent Director"), to be jointly chosen by the HOLDING COMPANY SHAREHOLDERS based on a list of three (3) candidates for each Independent Director, three (3) lists being proposed by the AD GROUP, as long as AD or one of AD Heirs is the Chairman of the CBD Board, and one list being proposed by CASINO, all of them with a term-in-office of three
                (3) fiscal years, unless otherwise agreed upon by the HOLDING COMPANY SHAREHOLDERS on a case-by-case basis, with no automatic re-election. Any individual nominated to serve as an Independent Director must have substantial business experience and, to the extent reasonably possible, experience in the Food Retail Business. In the event that an individual nominated to serve as an Independent Director shall cease to be considered an Independent Director for any reason, such individual shall be removed from CBD Board and another individual shall be appointed as an Independent Director in accordance with the guidelines set forth in this Section.

      5.1.3.4. Chairman of the CBD Board - The term-in-office of the Chairman of the CBD Board shall be three (3) fiscal years.

                5.1.3.4.1. From the date of execution of this Agreement until the end of the seventh (7th) year following the date of execution of this Agreement, i.e. (June 21, 2012), the Chairman of the CBD Board shall be one appointed by the AD GROUP among AD, any of AD Heirs or any other Person appointed by the AD GROUP, provided that AD or the individual appointed by the AD GROUP accepts such duties. CASINO may only oppose the name appointed by the AD GROUP if he or she is not AD or one of AD Heirs, in which case the AD GROUP shall appoint other name(s) until such name(s) are approved by CASINO, which approval shall not be unreasonably withheld.

                5.1.3.4.2. From the first day as of the eighth (8th) year following the date of execution of this Agreement, i.e. (June 22, 2012), the appointment of the Chairman of the CBD Board shall alternate every three (3) fiscal years so that the AD GROUP, on the one hand, and CASINO, on the other hand, shall be entitled to select, for compulsory appointment, the Chairman of the CBD Board, provided that CASINO shall have the right to the first alternate appointment, for a term-in-office comprising the fiscal years of 2013, 2014 and 2015. Subject to Section
                              5.1.3.4.3 of this Agreement, the AD GROUP may not oppose the name appointed by CASINO. Should any HOLDING COMPANY SHAREHOLDER become entitled to appoint and/or to remove the then Chairman of the CBD Board under the rules set forth herein, such HOLDING COMPANY SHAREHOLDER shall notify in writing the other HOLDING COMPANY SHAREHOLDER at least six (6) months before the date of the intended appointment or removal.

                5.1.3.4.3. Notwithstanding the above, CASINO agrees to vote and instruct its representatives at CBD Board to vote in accordance with the following terms and conditions:

                              (a)  for the first alternate appointment, AD
                                   shall have the right to either be
                                   appointed as the Chairman of the CBD
                                   Board, or to appoint one of AD Heirs,
                                   provided that CBD keeps a good track
                                   record in performance, including but not limited to not being under an CBD Distressful Situation.

                              (b)  for any subsequent terms of appointment
                                   to which CASINO is entitled, AD shall be kept as the Chairman of the CBD Board, for as long as AD is mentally and physically fit for the functions, and CBD keeps a good track record in performance, including but not limited to not being under an CBD Distressful Situation.


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


                              This right of AD or AD Heirs, as applicable, to be appointed or to continue to be appointed as Chairman of the CBD Board is of a personal nature and CASINO shall not be obliged to appoint an individual other than AD or one of AD Heirs. Should AD for any reason fail to exercise his right to appoint one of AD Heirs as provided in Section 5.1.3.4.3(a) above, CASINO shall then appoint one of AD Heirs as Chairman of the CBD Board for the first alternate appointment.

                5.1.3.4.4. The HOLDING COMPANY SHAREHOLDER under Distressful Condition at the moment it would otherwise be entitled to appoint the Chairman of the CBD Board in accordance with the procedures set forth in this Section 5.1.3.4. shall be forbidden to appoint and/or remove the Chairman of the CBD Board until such HOLDING COMPANY SHAREHOLDER is no longer under Distressful Condition.

                5.1.3.4.5. If, after the first day of the tenth (10th) year following the date of execution of this Agreement, i.e. (June 22, 2014), the AD GROUP makes the Transfer of any Common Share of the HOLDING COMPANY to a Third Party, except for the Transfers listed in items (i), (ii), (iii) and
                              (iv) of Section 8.3 of this Agreement, CASINO shall be automatically entitled to appoint, at its sole discretion, the Chairman of the CBD Board for the remaining term of this Agreement and the rules set forth in Sections 5.1.3.4.2,
                              5.1.3.4.3 and 5.1.3.4.4 above shall no longer apply.

      5.1.3.5. Casting Vote by the Chairman of the CBD Board -The Chairman of CBD shall have the casting vote in the event of a tie in connection with the following matters:

                (i) the acquisition by CBD Group of assets or the making of investments in an individual amount or cumulated over a fiscal year up to Twenty-Five Million U.S. Dollars (US$ 25,000,000), exception made to any acquisition derived from any HOLDING COMPANY SHAREHOLDER's Business Opportunity, in which case the rules set forth in
                        Section 14.1 of this Agreement shall prevail. In case the contemplated transaction yields the acquisition of the Control of a Person, the debt of that Person should be taken into consideration for the limit set forth herein, and

                (ii) the issuance of total debt (less cash) of CBD Group up to two (2) times EBITDA of the preceding twelve (12) months; provided that the CEO of CBD shall be empowered to decide on issuance of debt (less cash) up to one half (0.5) time EBITDA within such timeframe, exception made to any issuance of debt derived from any HOLDING COMPANY

                        SHAREHOLDER's Business Opportunity, in which case the rules set forth in Section 14.1 of this Agreement shall prevail.

                5.1.3.5.1. The casting vote by the Chairman of the CBD Board shall not prevail in relation to those matters in which the HOLDING COMPANY SHAREHOLDER that has appointed indirectly (through the HOLDING COMPANY) the then Chairman of the CBD Board may have a conflict of interest.

      5.1.3.6. Functions of AD and Casting Vote by AD as the Chairman of the CBD Board - As long as AD shall be the Chairman of the CBD Board, AD shall be responsible for the general supervision of the strategy and the activities of CBD and shall serve as liaison between CBD Board and the Executive Officers Committee of CBD. As long as AD shall be the Chairman of the CBD Board, AD and only AD shall have the casting vote in the event of a tie in connection with any and all matters to be dealt with by CBD Board, except those in which AD may have a conflict of interest, including without limitation any matter related to the transactions between CBD and RECO, in which case the provisions of Section 6.3 of this Agreement shall prevail.

      5.1.3.7. Meetings of the CBD Board - CBD Board shall meet at least once every month and the agenda of each meeting shall at least contemplate the review of the financial and other results of CBD for the preceding month and the review and follow-up of the Annual Operating Plan.

      5.1.3.8. Notice of Meetings - The Chairman of the CBD Board shall call the meetings of the CBD Board, by his or her own initiative or at the written request of any Director. Failure by the Chairman to call any meeting requested by any Director within seven (7) calendar days from the date of receipt of the request by any Director allows such Director to call the meeting. The meetings of the CBD Board shall be called at least seven (7) calendar days prior to the date of each meeting. Notice shall comprise a detailed agenda of the meeting, including any proposal of resolutions and all necessary documentation related thereto. Notice may be waived in writing or by the attendance of all Directors. For the purposes of the Holding Company Board's meeting, in accordance with the provisions of Section 5.1.2.6 above, copy of any notice of call of a meeting of the CBD Board shall be sent to the Chairman of the Holding Company Board within the same period.

      5.1.3.9. Quorum of Installation -The presence of at least five (5) Directors appointed by the AD GROUP and five (5) Directors appointed by CASINO shall constitute a quorum for the installation of a meeting of the CBD Board. If a quorum is not reached within thirty (30) minutes from the time a meeting is scheduled to begin, such meeting must be adjourned and another meeting, with the same agenda of the day, must be called by the Chairman by means of a fifteen-calendar-day prior written notice. If a quorum is not reached, then the meeting of the CBD Board shall be called by the Chairman for the third time by means of a seven-calendar-day prior written notice, always with the same agenda of the day, and in this case the presence of any five (5) Directors shall be sufficient to constitute a quorum for both installation and voting for the purposes of approving any matter contemplated by the agenda of the day.

      5.1.3.10. Quorum of Voting -The resolutions of the CBD Board shall always be taken by the unanimous vote of the Directors appointed by the AD GROUP and those appointed by CASINO, except in the cases provided for in Sections 5.1.3.5, 5.1.3.6 and 5.1.3.9 of this Agreement.

5.2.  Executive Officers of the HOLDING COMPANY

      5.2.1. Each of the HOLDING COMPANY SHAREHOLDERS hereby undertakes to exercise its voting rights under this Agreement and cause its representatives in the Holding Company Board to exercise their voting rights in such a way to ensure that the HOLDING COMPANY shall have four (4) executive officers ("diretores"), and each of the AD GROUP and of CASINO at the Holding Company Board shall each be entitled to appoint, for compulsory election by the Holding Company Board, two (2) executive officers.

5.3.  Executive Officers of CBD

      5.3.1. Each of the AD GROUP and CASINO hereby undertakes to exercise its voting rights under this Agreement and to cause its representatives in the Holding Company Board and the representatives of the HOLDING COMPANY in CBD Board to exercise their voting rights and perform their duties in such a way to ensure that CBD shall have a CEO and a certain number of executive officers within the limit set forth in CBD By-Laws. The appointment and the removal of the CEO of CBD shall be governed by the following rules:

                (i) Unless otherwise expressly agreed by the HOLDING COMPANY SHAREHOLDERS, the term-in-office of the CEO of CBD shall be thirty-six (36) months.

                (ii) At the end of each three (3) fiscal year term, the then current Chairman of the CBD Board shall propose to the HOLDING COMPANY SHAREHOLDERS whether or not the then current CEO of CBD shall continue in his or her functions. Failure by the Chairman to make any such proposal shall be interpreted as a proposal for the continuation of the then CEO of CBD. Should any of the HOLDING COMPANY SHAREHOLDERS, as applicable, for any reason veto the continuation of the then CEO of CBD, which veto shall not be unreasonably used, then the Chairman of the CBD Board, shall have the obligation to submit to CBD Board a list of three (3) candidates to act as the CEO of CBD, provided that each such candidate meets the conditions from time to time set forth by the Human Resources and Compensation Committee referred to in Section 5.4.6(B) of this Agreement, as approved by CBD Board, and the final selection shall be jointly made by the representatives of the AD GROUP and of CASINO in CBD Board.

                (iii) CBD Board may remove at any time the CEO of CBD and, to this effect, the representatives of the AD GROUP and of CASINO in CBD Board shall be free to exercise their vote. The procedures set forth in Section 5.3.1(ii) above shall apply to the appointment of the new CEO.

                (iv) Mr. Augusto Marques da Cruz Filho shall be confirmed as the CEO of CBD immediately after the execution of this Agreement for an initial term of three (3) years.

      5.3.2. The CEO of CBD shall submit to CBD Board for each term-in-office candidates to fill in the functions of executive officers ("diretores"), not to exceed ten (10) executive officers ("diretores"), and their designations and functions in accordance with CBD By-laws. In case of a refusal by CBD Board, the CEO may suggest new names to be approved by CBD Board. AD or AD Heir, as long as he or she is the Chairman of the CBD Board, shall have a casting vote in case of a tie.

      5.3.3. CASINO shall always have the right to propose to the CEO of CBD two (2) individuals to become executive officers ("diretores") of CBD.

      5.3.4. CASINO shall endeavor reasonable efforts to suggest to the CEO of CBD additional names of individuals to be part of the senior management of CBD, including for the Executive Officers Committee ("Diretoria").

      5.3.5. THE HOLDING COMPANY SHAREHOLDERS shall cause CBD Board to delegate powers to the CEO of CBD for determination of the costs of transportation, security and public representation of the Directors and executive officers ("diretores") of CBD, without prejudice to the powers of the CBD Board provided for in this Agreement and CBD By-Laws, which determination shall be made based on the costs and expenditures authorized for the first calendar quarter of 2005.

5.4.  Special Committees

      5.4.1. CBD Board may create up to eight (8) Special Committees, appoint the members thereof, and specify their role and responsibilities, under its oversight and authority. Unless otherwise required by the applicable legislation, the Special Committees shall not be provided for in CBD By-Laws. A Special Committee shall hold meetings whenever called by the Chairman of the CBD Board, by his or her own initiative or at the written request of any member of that Special Committee. Failure by the Chairman of the CBD Board to call any meeting of any Special Committee requested by


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


                any of its members within seven (7) calendar days from the date of receipt of the request by any member allows such member to call the meeting.

      5.4.2. The Special Committees shall be responsible for making proposals or recommendations and giving their opinion to CBD Board in their specific areas of expertise whenever called upon. Each Special Committee shall be entitled to conduct any research or studies with the purpose to assist CBD Board in taking decisions that may require opinion of an expert. Notwithstanding the foregoing, Special Committees may, subject to CBD Board approval, call upon an outside consultant or expert to assist it in performing its duties.

      5.4.3. Each Special Committee shall report to the Holding Company Board on its work, research and recommendations, provided that CBD Board has absolute discretion to decide whether or not to act on those recommendations.

      5.4.4. Each Special Committee may have three (3) to five (5) members appointed for a term of 3 (three) years, re-election being permitted. The members of each of the Special Committees shall be appointed by CBD Board solely among its members, and shall also designate the President of each Committee. The Special Committee members shall receive the compensation determined by CBD Board.

      5.4.5. CASINO and AD shall be entitled to appoint, for compulsory election by the representatives of the HOLDING COMPANY in CBD Board, the same quantity of individuals appointed for each Special Committee, but in any event CASINO shall be entitled to appoint at least one individual for each Special Committee.

      5.4.6. The HOLDING COMPANY SHAREHOLDERS shall cause the HOLDING COMPANY to cause its representatives in CBD Board to vote for the creation, immediately after the execution of this Agreement, and in accordance with the provisions of this Section 5.4, of the following Special Committees: (a) Audit Committee, (b) Human Resources and Compensation Committee, (c) Financial Committee,
                (d) Innovation and Development Committee; and (e) Institutional Marketing and Social Responsibility Committee, each of them having the following basic composition and functions:

                (A) Audit Committee -composed of three (3) Independent Directors, who shall hold meetings at least twice a year, with the following assignments: (i) to review the appointment by CBD Board of the independent public accountants who will review CBD's financial statements;
                        (ii) to review the annual and quarterly financial statements together with the accompanying reports, through discussions with the CEO, with the Chief Financial Officer and/or with the head of CBD's internal auditing department; (iii) to review the internal control systems, and more generally the audit, accounting and management procedures, through discussions with the CEO; and (iv) to review and discuss any fact or event likely to have a material impact on the financial situation of CBD and/or any of its Controlled Companies in terms of commitments and/or risks, compliance with laws and regulations and any material pending litigation, and more particularly those matters concerning risk management and identification and prevention of management errors.

                (B) Human Resources and Compensation Committee - composed of two (2) Directors appointed by the AD GROUP, two (2) Directors appointed by CASINO and one (1) Independent Director, who shall hold meetings at least once every two (2) months, with the following assignments: (i) to provide guidelines on the profile of the CEO; (ii) to examine candidates for election to CBD Board, in light of their business experience, expertise and economic, social and cultural representativeness; (iii) to review candidates for appointment to the Executive Officers Committee (Diretoria) of CBD; (iv) to review and discuss management compensation and stock option policy for the officers ("diretores") of CBD; (v) to propose criteria for the assessment by the Holding Company Board of the performance of the officers ("diretores") of CBD, using similar Brazilian corporations as benchmark; (vi) to review the recruitment and hiring methods adopted by CBD and its Controlled Companies, using similar Brazilian corporations as benchmark; (vii) to define the compensation and incentive policies for the officers ("diretores") of CBD; and (viii) to identify individuals within CBD and its Controlled Companies who could be the future leaders of CBD and follow up the development of their career.

                (C) Financial Committee - composed of two (2) Directors appointed by the AD GROUP, two (2) Directors appointed by CASINO and one (1) Independent Director, who shall hold meetings at least once every two (2) months, with the following assignments: (i) to review investment plans and programs; (ii) to review and recommend actions for the negotiation of any merger and acquisition or any similar transaction involving CBD and any of its Controlled Companies, it being hereby understood and agreed that CBD Board and the Executive Officers Committee (Diretoria) shall be instructed by the HOLDING COMPANY to provide the Financial Committee with all relevant information on any such transaction and negotiation; (iii) to follow up any such transaction and negotiation referred to in item (ii); (iv) to review the cash flow, indebtedness policy and capital structure of CBD; (v) to accompany and supervise the implementation and accomplishment of the Annual Operating Plan; (vi) to accompany the average cost of the capital structure of CBD and to make suggestions for modifications whenever deemed necessary; and (vii) to review and recommend


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


                        opportunities related to long term financing transactions for CBD.

                (D)     Innovation and Development Committee - composed of two
                        (2) Directors appointed by the AD GROUP, two (2) Directors appointed by CASINO and one (1) Independent Director, who shall hold meetings at least once every three (3) months, with the following assignments: (i) to review the projects related to business and technology innovations as well as to recommend the introduction of innovations on these fields; (ii) to review market opportunities or new business formats to strengthen the growth strategy of CBD; and (iii) to review the real estate expansion plans of CBD.

                (E) Institutional Marketing and Social Responsibility Committee - composed of two (2) Directors appointed by the AD GROUP, two (2) Directors appointed by CASINO and one (1) Independent Director, who shall hold meetings at least twice a year, with the following functions: (i) to analyze CBD's marketing policy and the communication strategy for each of the store formats of CBD; (ii) to create, prepare and implement CBD's marketing plans;
                        (iii) to create and propose new targets to the Executive Officers Committee ("Diretoria") of CBD related to its institutional marketing; (iv) to review and recommend actions regarding social responsibility projects.

      5.4.7. As long as the applicable legislation provides that the Audit Special Committee shall be composed only by Independent Directors, the provisions of Section 5.4.5 above shall not apply to the Audit Special Committee.

5.5.  Advisory Board

      5.5.1. The HOLDING COMPANY SHAREHOLDERS agree to cause the HOLDING COMPANY to instruct its representatives in CBD Board to create an Advisory Board to assist CBD Board in taking decisions. The composition and operation of the Advisory Board shall be approved during the first meeting of the CBD Board to be held after the execution of this Agreement.



                                   ARTICLE VI

               GENERAL MEETINGS OF THE HOLDING COMPANY AND OF CBD


6.1.  General Meetings of the HOLDING COMPANY

      6.1.1. The General Meetings of the HOLDING COMPANY shall be called and held whenever necessary in accordance with the provisions set forth in the


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


                Brazilian Corporations Law and in the Holding Company By-Laws, upon a call notice delivered by the Chairman of the Holding Company Board, by his or her own initiative or at the written request of any HOLDING COMPANY SHAREHOLDER or any member of the Holding Company Board. Failure by the Chairman to call any such meeting requested by any HOLDING COMPANY SHAREHOLDER or by any member of the Holding Company Board within seven (7) calendar days from the date of receipt of the pertinent request allows such HOLDING COMPANY SHAREHOLDER or such member of the Holding Company Board to call the meeting. The Chairman of the Holding Company Board or whomever shall be entitled to call any General Meeting of the HOLDING COMPANY shall deliver notice in writing to all HOLDING COMPANY SHAREHOLDERS in accordance with the provisions of the Third Paragraph of Article 124 of the Brazilian Corporations Law, without the need of any renewal of request by any HOLDING COMPANY SHAREHOLDER.

      6.1.2. Except as otherwise provided herein, mainly in Sections 5.1.2.4, 5.1.2.9, 5.1.2.10 and 6.3, the decisions of the General Meetings of the HOLDING COMPANY shall always be taken by unanimous vote, and shall always be preceded by a meeting of the Holding Company Board whenever the matters listed in Section 5.1.2.2 of this Agreement are dealt with.

      6.1.3. The General Meeting of the HOLDING COMPANY shall have exclusive authority to decide on the following matters:

                (i)     the amendment to the Holding Company By-Laws;

                (ii) the appointment and removal of members of the Holding Company Board at any time, including the Chairman, in accordance with the other terms and conditions set forth in this Agreement;

                (iii) the establishment of the compensation of the members of any management body of the HOLDING COMPANY, including fringe benefits;

                (iv) the approval of the annual financial statements of the HOLDING COMPANY;

                (v) the approval for the HOLDING COMPANY to issue Common Shares and/or Preferred Shares and/or any Convertible Securities and the terms and conditions of subscription and payment and approval of any appraisals regarding capital contribution other than cash;

                (vi) the approval of any proposal for the merger (including merger of shares), spin-off, split, change of corporate form, amalgamation or for any other form of restructuring of the HOLDING COMPANY;


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


                (vii) the approval of liquidation or dissolution of the HOLDING COMPANY, and appointment or replacement of its liquidator(s);

                (viii)  the approval of the accounts of the liquidator(s);

                (ix)    the purchase of any asset;

                (x) the sale, disposal or creation of Liens on any asset of the HOLDING COMPANY;

                (xi) the approval of any financial arrangement, including the lending or borrowing of funds and the issuance of non-convertible debentures;

                (xii) the approval of any agreement or change in any agreement between the HOLDING COMPANY and any of its shareholders and officers and their Affiliates or relatives;

                (xiii) the approval of request by the HOLDING COMPANY of self-bankruptcy or protection under any bankruptcy or reorganization law;

                (xiv) the approval of any listing or delisting of Holding Company Shares or of other securities of the HOLDING COMPANY;

                (xv)    the change in the dividend policy of the HOLDING
                        COMPANY; and

                (xvi) the approval of any suit to be brought by the HOLDING COMPANY to court in an amount exceeding One Hundred Thousand U.S. Dollars (US$ 100,000).

      6.1.4. The exercise of the voting rights by any of the HOLDING COMPANY SHAREHOLDERS at the HOLDING COMPANY's General Meetings contrary to the provisions of this Agreement shall make such deliberation null and void, and the President of such General Meeting shall not consider any of such votes in violation to this Agreement in his computation.

6.2.  General Meetings of CBD

      6.2.1. The General Meetings of CBD shall be called and held whenever necessary in accordance with the provisions set forth in the Brazilian Corporations Law and in CBD By-laws upon a call notice delivered by the Chairman of the CBD Board, provided that the Holding Company Board shall have previously approved the matter to be submitted to the relevant General Meeting, in accordance with Sections 3.1 and 5.1.2.2 above. The General Meeting of CBD shall have exclusive authority to decide on the following matters:

                (i)     the amendment to the By-Laws of CBD;

                (ii) the appointment and removal of members of the CBD Board at any time, including the Chairman;

                (iii) the establishment of the compensation of the members of any management body of CBD, including fringe benefits;

                (iv)    the approval of the annual financial statements of CBD;

                (v) the approval for CBD to issue Common Shares and/or Preferred Shares and/or any Convertible Securities and the terms and conditions of subscription and payment and approval of any appraisals regarding capital contribution other than cash;

                (vi) the approval of any proposal for the merger (including merger of shares), spin-off, split, change of corporate form, amalgamation or for any other form of restructuring of CBD;

                (vii) the approval of liquidation or dissolution of CBD, and the appointment or replacement of its liquidator(s);

                (viii)  the approval of the accounts of the liquidator(s);

                (ix) the approval of any agreement or change in any agreement between CBD and any of its shareholders and officers and their Affiliates or relatives, exception made to those in the Ordinary Course of Business;

                (x) the approval of request by CBD of self-bankruptcy or protection under any bankruptcy or reorganization law;

                (xi) the approval of any listing or delisting of shares or other securities of CBD; and

                (xii)   the change in the dividend policy of CBD.

      6.2.2. As long as this Agreement is in full force and effect, one of the Executive Officers appointed by AD GROUP and one of the Executive Officers appointed by CASINO shall jointly represent the HOLDING COMPANY at any General Meeting of CBD, under specific voting instructions given by the Holding Company Board.

      6.2.3. Pursuant to the terms and conditions of the CBD Shareholders' Agreement, each of the HOLDING COMPANY SHAREHOLDERS agrees to always vote CBD Shares together (and in the same manner) with the HOLDING COMPANY at any General Meetings of CBD.

      6.2.4. The exercise of the voting rights in the General Meetings of CBD by either

                HOLDING COMPANY SHAREHOLDER, directly (in case of CASINO and the AD GROUP) or indirectly (through the HOLDING COMPANY), contrary to the provisions hereof shall make such deliberation null and void, and the President of such General Meeting shall not compute the vote cast contrary to the terms set forth herein, and such right to vote shall be exercised by the other HOLDING COMPANY SHAREHOLDER.

6.3.  Special Provisions Regarding Voting Rights

      6.3.1. The AD GROUP shall refrain from voting at any General Meeting of the HOLDING COMPANY or of CBD or at any meeting of the Boards with respect to any transaction between CBD Group and RECo as well as any transaction between CBD Group and the AD GROUP or its members.

      6.3.2. The AD GROUP shall also refrain from voting at any General Meeting of the HOLDING COMPANY or of CBD or at any meeting of the Boards with respect to any corporate action that CASINO may require from CBD under the terms of Article IV of the Conditional Put Option Agreement, provided, however, that such action shall not limit or obstacle the exercise by the AD GROUP of any of its rights under the Conditional Put Option Agreement.

      6.3.3. The HOLDING COMPANY SHAREHOLDER that proposes any HOLDING COMPANY SHAREHOLDER's Business Opportunity to CBD under the rules set forth in Section 14.1 of this Agreement shall refrain from voting at any General Meeting of the HOLDING COMPANY or of CBD or at any meeting of the Boards with respect to the approval or disapproval of any such HOLDING COMPANY SHAREHOLDER's Business Opportunity.

      6.3.4. Should CASINO decide to make the Transfer of, or in any manner offer to the HOLDING COMPANY, its shares of the capital stock of CBD, CASINO agrees that it shall refrain from voting at any meeting of the Holding Company Board or at any General Meeting of the HOLDING COMPANY, as applicable, with respect to such acquisition.

      6.3.5. In the event new Common Shares and/or Preferred Shares and/or Convertible Securities are issued by CBD, it is agreed that (i) CASINO shall have the discretion to decide on the kind or classes of shares to be issued or converted into, (ii) no party other than CASINO shall subscribe new Common Shares or Convertible Securities convertible into new Common Shares, and
                (iii) an usufruct in favor of the HOLDING COMPANY and for a term lasting up to the term of this Agreement will be immediately and automatically instituted over any new Common Shares to be held by CASINO, whereby the HOLDING COMPANY will be granted any and all voting rights pertaining to these new Common Shares.

                6.3.5.1. In order to avoid the HOLDING COMPANY to be the owner of Preferred Shares of CBD, in the event of issuance of new Preferred


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


                         Shares of CBD, the right of the HOLDING COMPANY to subscribe all of the new Preferred Shares pursuant to its preemptive rights shall be transferred to CASINO, on the one hand, and to the AD GROUP, on the other hand, who will then be entitled to subscribe such Preferred Shares on a pro-rata basis in accordance with their economic equity interest in the HOLDING COMPANY at that time, irrespective of the provisions of Article VII below.

                6.3.5.2. In order to preserve the equity arrangement within the
                         HOLDING COMPANY, in the event of issuance of new Common Shares of CBD, the right of the HOLDING
                         COMPANY to subscribe part of the new Common Shares pursuant to its preemptive rights shall be transferred to CASINO, on the one hand, and to the AD GROUP, on the other hand, who shall then be entitled to subscribe such new Common Shares on a pro-rata basis in accordance with their economic equity interest in the HOLDING COMPANY at that time, provided that (i) the AD GROUP undertakes not to subscribe these new Common Shares of CBD and, therefore, the HOLDING COMPANY SHAREHOLDERS shall cause the HOLDING COMPANY to cause CBD, instead of issuing the number of Common Shares that would be attributed to the AD GROUP, to issue and attribute to the AD GROUP Preferred Shares in the same amount of the new Common Shares to be subscribed by the AD GROUP, and (ii) an usufruct in favor of the HOLDING COMPANY and for a term lasting up to the term of this Agreement will be immediately and automatically instituted over the new Common Shares to be subscribed by CASINO, whereby the HOLDING COMPANY will be granted any and all voting rights pertaining to these new Common Shares.



                                   ARTICLE VII

                       ACQUISITION OF SHARES ON THE MARKET

7.1. For the purposes of liquidity of the Preferred Shares of CBD, neither CASINO nor the AD GROUP shall acquire on the Market Preferred Shares of CBD as long as the Free Float of the Preferred Shares of CBD is equal to or less than twenty-five (25) percent of the total outstanding shares of CBD (on a non-diluted basis).

7.2. Should the Free Float of the Preferred Shares of CBD be more than twenty-five (25) percent and less than or equal to thirty (30) percent of the total outstanding shares of CBD (on a non-diluted basis), each of the AD GROUP and/or CASINO will be entitled to acquire Preferred Shares of CBD on the Market in a quantity not exceeding fifty (50) percent of the Preferred Shares that the AD GROUP and/or the Family Members have sold on the Market from the period starting with the date of execution of this Agreement and finishing on the date on which the Free Float reaches the percentage mentioned in the beginning of this Section. For the purposes of calculation of the Free Float percentages referred to in this
      Section 7.2, the Family Members shall not be deemed Controlling Shareholders of CBD.

7.3.  Should the Free Float of the Preferred Shares of CBD be more than thirty
      (30) percent of the total outstanding shares of CBD (on a non-diluted basis), each of AD GROUP and CASINO will be entitled to acquire Preferred Shares of CBD on the Market, provided that the Free Float is kept at thirty (30) percent at least.

7.4. Except if otherwise provided for in the Conditional Put Option Agreement, the AD GROUP hereby agrees that, for the purposes of liquidity of the Preferred Shares of CBD, the AD GROUP shall at any time during the term of this Agreement own no more than Seventeen Billion and Nine Hundred Million (17,900,000,000) Preferred Shares of CBD.

      7.4.1. Whenever the AD GROUP's ownership of Preferred Shares of CBD shall fall below Seventeen Billion and Nine Hundred Million (17,900,000,000) Preferred Shares but should it remain above Eight Billion (8,000,000,000) Preferred Shares, the AD GROUP agrees that the AD GROUP shall not be allowed to acquire further Preferred Shares (to the exception of those Preferred Shares that may be acquired from CASINO). Should the AD GROUP's ownership of Preferred Shares of CBD fall below Eight Billion (8,000,000,000) Preferred Shares, CASINO agrees that the AD GROUP shall be allowed to purchase any quantity of Preferred Shares provided that the AD GROUP does not own more than Eight Billion (8,000,000,000) Preferred Shares.

      7.4.2. Should the AD GROUP elect to convert its Common Shares of CBD into Preferred Shares in accordance with the terms set forth in the Conditional Put Option Agreement as of the first day of the 10th (tenth) anniversary of this Agreement (June 22, 2014), CASINO agrees that the AD GROUP shall be allowed to purchase any amount of Preferred Shares available on the Market, provided, however, that the AD GROUP's shall not own more than Sixteen Billion, Eight Hundred and Seventy Five Million and Five Hundred Thousand (16,875,500,000) Preferred Shares.

      7.4.3. For the avoidance of any doubt, the Preferred Shares attributed to AD GROUP in view of the application of the procedures provided in Sections 6.3.5.1 and 6.3.5.2 above shall not be considered for the purposes of the calculation of the ownership limitations set forth in this Section 7.4.

7.5. Notwithstanding the provisions of this Article VII, CASINO shall be free at all times to acquire any Common Shares and/or Preferred Shares of CBD owned or to be owned by the Family Members.

7.6. The HOLDING COMPANY SHAREHOLDERS agree to each and every calendar semester send each other a report stating the number of shares owned by him/it at such given time, which reports the HOLDING COMPANY SHAREHOLDERS shall cause the HOLDING COMPANY to cause CBD to attest.



                                  ARTICLE VIII

               RESTRICTIONS ON TRANSFER OF HOLDING COMPANY SHARES

8.1. CASINO agrees not to effect, directly and indirectly, any Transfer of its Holding Company Shares to Third Parties, without the previous written consent of the AD GROUP, for a period of eighteen (18) months from the date of execution of this Agreement (the "CASINO Lock-Up Period"). The AD GROUP agrees not to effect, directly and indirectly, any Transfer of its Holding Company Shares to Third Parties, without the previous written consent of CASINO, for a period ending the earlier of nine (9) years following the date of execution of this Agreement, i.e. until (June 21, 2014), or the date on which the first of the events listed in Section 9.1 takes place (the "AD GROUP Lock-Up Period").

8.2. In the event that CASINO or the AD GROUP intends to make the Transfer of its Holding Company Shares ("Offeror") after expiration of the CASINO Lock-up Period and AD GROUP Lock-up Period, respectively, the Offeror shall prior to engaging in any act that may be deemed to be a Transfer, offer them to the other Party ("Offeree") by sending a notice to the Offeree and the Chairman of the Holding Company Board ("Transfer Notice"), specifying the total quantity of Holding Company Shares ("Offered Holding Company Shares") in connection with which Offeror intends to make the Transfer ("Right of First Offer"), as well as the unitary and aggregate price of the Offered Holding Company Shares, and all other terms and/or conditions of such Transfer.

8.3. The Transfer of Holding Company Shares shall not be subject to the Right of First Offer whenever such Transfer:

      (i) is made to an Authorized Assign of the Offeror, provided that this Authorized Assign assumes all of the rights and obligations of the Offeror under this Agreement; or

      (ii) consists in the Transfer of one (1) Holding Company Share to each one of the individuals elected to be a member of the Holding Company Board in compliance with the requirement currently provided by
            Article 146 of Brazilian Corporations Law, provided that the HOLDING COMPANY SHAREHOLDER assigning such Holding Company Shares, as of this act and as a condition therefor, obliges the relevant assignees to (a) vote together and with the HOLDING COMPANY SHAREHOLDER that assigned the Holding Company Shares in all decisions in the General Meetings of the HOLDING COMPANY, and (b) as of the date such assignees are no longer members of the Holding Company Board, make the Transfer of such Holding Company Shares back to the HOLDING COMPANY SHAREHOLDER who made the initial Transfer; or

      (iii) is made by AD to one or more of the AD Heirs, provided that the AD Heir(s) assume(s) all of the rights and obligations of AD under this Agreement; or

      (iv) is made by any other individual owner of Holding Company Shares to his or her Heirs, provided that the Heir(s) assume(s) all of the rights and obligations of such owner under this Agreement.

8.4. Within a period of thirty (30) calendar days from the date of receipt of the Transfer Notice, the Offeree shall notify in writing the Offeror and the Chairman of the Holding Company Board informing whether it accepts to purchase all, but not less than all, of the Offered Holding Company Shares, strictly in accordance with the terms and conditions set forth in the Transfer Notice ("Notice of Acceptance"). Failure on the part of the Offeree to send the Notice of Acceptance shall be interpreted as a waiver in relation to its Right of First Offer.

8.5. Should the other HOLDING COMPANY SHAREHOLDER fail to acquire the Offered Holding Company Shares, the Offeror shall be allowed to carry out the Transfer of the Offered Holding Company Shares with any Third Party acting in good faith ("Interested Third Party"), provided that (a) the Transfer to the Interested Third Party is effected within a period of one hundred and eighty (180) calendar days from the date of the expiration of the deadline established by Section 8.4 above; and (b) the Transfer is not effected for a price per Holding Company Share which is less than ninety
      (90) percent of the price offered to the Offeree and for any other terms or conditions less favorable to the Offeror than those included in the Notice of Acceptance. The Interested Third Party that effectively acquires the Offered Holding Company Shares shall assume automatically all the rights and obligations of the Offeror under this Agreement, in accordance with the provisions of Section 18.7 of this Agreement. In connection with the foregoing, and as condition to such Transfer, the Interested Third Party shall expressly recognize and agree, in writing, to assume all rights and obligations set forth in this Agreement. Any Transfer in violation of the provisions set forth herein shall be considered null and void.

8.6. In the event that the period of one hundred and eighty (180) calendar days set forth in Section 8.5 above elapses without the Transfer being effected in the manner and at the time prescribed in Section 8.5 above, the Offeror shall again comply with the full procedure regulated in this Article VIII in the event that it intends to effect a Transfer.

8.7. Each of the HOLDING COMPANY SHAREHOLDERS agrees not to assign its Preemptive Rights, in whole or in part, in favor of any Third Party under any circumstances.

8.8. Notwithstanding anything to the contrary herein, if the AD GROUP intends to make a Transfer of its Holding Company Shares to any Third Party, except for Transfers listed in items (i), (ii), (iii) and (iv) of Section 8.3 of this Agreement, the AD GROUP shall first offer these Holding Company Shares to CASINO at a maximum price calculated in accordance with the Sole Attachment of the Conditional Put Option Agreement, which, for any and all purposes of this Agreement, becomes Exhibit B to this Agreement, provided that the percentage of ninety one and a half (91.5) percent that is part of the formula set forth therein shall be replaced, in this event, by one hundred
      (100) percent. If CASINO does not intend or fails to acquire these Holding Company Shares, the AD GROUP will be free to sell them to any Third Party, provided that the price of acquisition of these Holding Company Shares to be paid by the Third Party shall at least be equal or higher than ninety
      (90) percent of the price offered by the AD GROUP to CASINO.



                                   ARTICLE IX

                            CO-CONTROL REARRANGEMENT

9.1. In the event of the occurrence of any of the following events: (i) CASINO appointing the Chairman of the Holding Company Board under the provisions set forth in Section 5.1.2.4(b) above; or (ii) the exercise by CASINO of the Security Call Option; or (iii) the exercise by CASINO of the Distressful Call Option, the following provisions of this Agreement shall no longer apply:

      (a)   Article V, and

      (b) Article VI, except for the provisions of Sections 6.3.5.1 and 6.3.5.2, and

      (c) Article VII, except for the provisions of Sections 7.1 (with a Free Float of thirty percent of the total outstanding shares on a non-diluted basis), 7.4, 7.4.1, 7.4.2, 7.4.3 and 7.6, and

      (d) Article VIII for any Transfer of Holding Company Shares by CASINO, and

      (e)   Sections 8.1 and 8.8, and

      (f)   Article X, and

      (g)   Article XI, and

      (h)   Article XII, and

      (i)   Article XV, except for the provisions of Sections 15.3 and 15.3.1.


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


9.2. In the event of CASINO appointing the Chairman of the Holding Company Board under the provisions of Section 5.1.3.4(b) above and not becoming, within sixty
(60) calendar days from the date in which the Chairman of the Holding Company Board appointed by CASINO is elected, the holder of more than fifty (50) percent of the Common Shares of the HOLDING COMPANY, CASINO shall be entitled to purchase from the AD GROUP, and the AD GROUP shall be obliged to sell to CASINO, one (1) Common Share of the HOLDING COMPANY (the "Rearrangement Call Option").

      9.2.1.    Should CASINO elect to exercise the Rearrangement Call Option,

      (i) CASINO shall deliver a 15-day prior written notice to the AD Group (the "Rearrangement Call Option Notice"), and

      (ii) the price for the one (1) Common Share of the HOLDING COMPANY shall be One Brazilian Real (R$ 1.00), and CASINO shall pay the price concurrently with its Transfer to CASINO to the representative of the AD GROUP, and

      (iii) the date for the Transfer of the one (1) Common Share of the HOLDING COMPANY shall be the Business Day immediately following the end of the period set forth in the Rearrangement Call Option Notice, and

      (iv) in the event that the AD GROUP does not comply with its obligation to sell to CASINO the share subject to the Rearrangement Call Option, CASINO shall be entitled to deposit with the HOLDING COMPANY the price referred to in item (ii) above and CASINO, in its capacity as special and irrevocable attorney-in-fact for the AD GROUP in accordance with the provisions of Articles 660 and 683 of the Brazilian Civil Code, shall be entitled to execute and deliver any and all documents on behalf of the AD GROUP for the completion of the Transfer of the share subject to the Rearrangement Call Option, and to cause HOLDING COMPANY and the custodian bank in charge of the registry of the Holding Company Shares to perform any and all action required to be done to implement such Transfer; in connection with the foregoing, the Parties expressly recognize that this Section shall be deemed the necessary instrument of appointment of attorney-in-fact as required under the provisions of Article 653 and following articles of the Brazilian Civil Code, and CASINO is hereby authorized by the AD GROUP to delegate the powers granted hereunder to one or more individuals.

9.3. After the entry into force of the effects of Section 9.1 above, the AD GROUP shall thereafter only have the following rights as long as it holds Holding Company Shares representing at least ten (10) percent of the voting capital stock of the HOLDING COMPANY, except as provided in Section 9.4:

      (A) veto rights regarding: (i) any corporate restructuring of CBD or the HOLDING COMPANY, including, without limitation, a capital contribution in kind, a merger, including a merger of shares ("incorporacao de acoes"), a split and a spin-off, without an independent fairness opinion; (ii) any contracts or agreements entered into by and between CBD Group, on the one hand, and the HOLDING COMPANY, on the other hand, on terms and conditions other than on arm's length basis; (iii) CBD or the

      HOLDING COMPANY seeking court or other protection under any applicable bankruptcy and reorganization law without an independent fairness opinion;
      (iv) any change in the then dividend policy of CBD or of the HOLDING COMPANY; (v) the delisting of the Preferred Shares or of the Common Shares, if applicable, of CBD; (vi) any change in the rights and characteristics of the Preferred Shares of CBD, and

      (B) the right to select jointly with CASINO up to four (4) Independent Directors for CBD Board as long as AD remains the Chairman of the CBD Board, provided, however, that in case of disagreement, the post(s) will remain vacant, and

      (C) as long as AD and only AD remains as the Chairman of the CBD Board, the procedures for the appointment and removal of the CEO of CBD shall be the following: (i) if and when CASINO shall decide not to renew the mandate of the CEO of CBD, then CASINO shall provide AD with a three-month prior written notice and CASINO shall then have the obligation to submit to AD a list of three (3) candidates to act as the CEO of CBD, provided that each such candidate meets the profile from time to time set forth by the Human Resources and Compensation Committee referred to in Section 5.4.6(B) of this Agreement and the final selection of the CEO among the candidates of the list shall be made by AD; (ii) the candidates presented by CASINO shall preferably be Brazilian citizens, with at least one (1) of the candidates being necessarily a Brazilian citizen; (iii) AD shall be entitled, twice during the period that AD remains as the Chairman of the CBD Board, to request CASINO to cause the removal of the then CEO of CBD;
      (iv) should after the occurrence of any of the events provided for in
      Section 9.1 hereof a) JCN become the owner, directly or indirectly, of equal or less rights than any shareholder of CASINO or of any entity that becomes the successor in interest of CASINO, or b) CASINO has sold all of its equity interest in the Holding Company, the following will apply for the period of 10 years from the occurrence of any of the events provided for in Section 9.1: (1) the rules of appointment and removal set forth in Sections 9.3(C)(i), 9.3(C)(ii) and 9.3(C)(iii) shall continue to apply;
      (2) the term-in-office of the CEO of CBD shall be twenty-four (24) months, and (3) AD shall have the right to oppose the renewal of the CEO during the period of 10 years from the occurrence of any of the events provided for in Section 9.1, provided that such right is not used more than four
      (4) times, and the opposition to the renewal should not be unreasonably used, and

      (D) as long as AD remains as the Chairman of the CBD Board, the Human Resources and Compensation Committee referred to in Section 5.4.6(B) of this Agreement shall continue with the same functions and composition as stated in Section 5.4.6(B) of this Agreement, and

      (E) provided that AD or one of the AD Heirs shall remain the Chairman of the CBD Board, the AD GROUP shall be entitled to appoint indirectly or directly three (3) Directors to CBD Board, while CASINO shall be entitled to determine the number of Directors in CBD Board within the limits set forth in CBD By-Laws and to appoint the majority of the Directors; should CASINO decide to cause CBD Board to be composed of up to fourteen (14) Directors, CASINO agrees that the number of Independent

      Directors shall not exceed four (4) and CASINO shall be entitled to appoint directly or indirectly seven (7) Directors, and

      (F) should AD or one of the AD Heirs be no longer the Chairman of the CBD Board, the AD GROUP shall be entitled to appoint indirectly or directly three (3) Directors to CBD Board, while CASINO shall be entitled to determine the number of Directors in CBD Board within the limits set forth in CBD By-Laws and to appoint the majority of the Directors, and

      (G) AD shall keep the right to be the Chairman of the Board of the CBD Board for as long as AD is mentally and physically fit for the functions, and CBD keeps a good track record in performance, including not being in CBD Distressful Situation. This right of AD to continue to be appointed as the Chairman of the CBD Board is of a personal nature and CASINO shall not be obliged to appoint an individual other than AD. Should CASINO decide to cause its representatives at CBD Board to dismiss AD as the Chairman of the Board of CBD, then CASINO shall deliver a three-month prior notice to CBD Board.

      9.3.1. Should the AD GROUP need to have a representative in the Holding Company Board in order to exercise the veto rights provided for in
              Section 9.3(A) above, then CASINO shall exercise its voting rights in order to elect or re-elect for the Holding Company Board a Director appointed by the AD GROUP for as long as the AD GROUP holds the veto rights provided for in Section 9.3(A) above.

      9.3.2. In order to accomplish the composition of the CBD Board as determined in Sections 9.3(D) and 9.3(E) above, each of the HOLDING COMPANY SHAREHOLDERS agrees not to request a multiple vote process (currently governed by Article 141 of the Brazilian Corporations Law) during the remainder of the term of this Agreement.

9.4. The AD GROUP shall be entitled to the rights set forth in Section 9.3 above even if the AD GROUP shall no longer hold Holding Company Shares representing at least ten (10) percent of the voting capital stock of the HOLDING COMPANY, provided that either (i) the AD GROUP shall have exercised the right set forth in Article VI of the Conditional Put Option Agreement, and as long as the AD GROUP holds at least Eight Billion, Eight Hundred and Seventy-Five Million and Five Hundred Thousand (8,875,500,000) Preferred Shares of CBD, or (ii) AD GROUP shall have converted and/or exchanged its voting equity interest in the HOLDING COMPANY into Preferred Shares of CBD under the provisions of Section 3.7 of the Conditional Put Option Agreement and as long as the AD GROUP holds at least Twelve Billion and Five Hundred Million (12,500,000,000) Preferred Shares of CBD, or
      (iii) AD Group shall have converted and/or exchanged its voting equity interest in the HOLDING COMPANY into Preferred Shares of CBD as a result of the exercise of the Second Put Option during the last year of the Period for the Exercise of the Second Put Option and as long as the AD Group holds at least Twelve Billion and Five Hundred Million (12,500,000,000) Preferred Shares of the

      OPERATING COMPANY, or (iv) the AD GROUP comes to hold 12,500,000,000 Preferred Shares within six (6) months from the date of the Transfer by AD GROUP of the Shares Subject to Second Put Option in the "Event of Rejection"described in Section 3.15 of the Conditional Put Option Agreement, and it being hereby agreed that the rights under Section 9.3 above shall remain in force for a six-month period and AD GROUP shall not be restricted under Section 7.4.1 above. These rights are of a personal nature and they are not assignable by the AD GROUP to Third Parties.



                                    ARTICLE X

ANNUAL OPERATING PLAN, THREE-YEAR BUSINESS PLAN, DIVIDENDS AND FINANCIAL MATTERS

10.1. The HOLDING COMPANY SHAREHOLDERS shall cause the HOLDING COMPANY to cause the executive officers of CBD to prepare and submit:

      (i) the Annual Operating Plan, within fifteen (15) calendar days after the beginning of the subject fiscal year, and the Three-Year Business Plan at least thirty (30) calendar days before the closing of the relevant fiscal year. Each such Annual Operating Plan and Three-Year Business Plan shall contain projected financing requirements and shall be in such form and contain such information as the Boards may determine from time to time; and

      (ii) such further information as the HOLDING COMPANY SHAREHOLDERS or the members of the Boards may from time to time reasonably require as to any and all matters relating to the business or financial condition of CBD and its Controlled Companies, if any, including the periodic reports.

      10.1.1. The amounts contemplated by the Annual Operating Plan and the Three-Year Business Plan shall determine that the managing body of either the HOLDING COMPANY or CBD that shall review and finally approve them.

10.2. The financial statements and accounts of the HOLDING COMPANY and of CBD shall be audited on an annual basis by internationally recognized independent public accountants.



                                   ARTICLE XI

                  TEMPORARY RIGHTS UNDER DISTRESSFUL CONDITION

11.1. Notwithstanding anything to the contrary herein, should any of the HOLDING

      COMPANY SHAREHOLDERS be in a Distressful Condition, the other HOLDING COMPANY SHAREHOLDER will be entitled, at its sole reasonable discretion, to either appoint a new Chairman of the CBD Board or to confirm and extend the term of office of the then current Chairman, and the HOLDING COMPANY SHAREHOLDER that is under Distressful Condition will be required to vote accordingly to enforce the decision made by the other HOLDING COMPANY SHAREHOLDER, provided, however, that, in addition to the rights granted to the Chairman of the CBD Board in accordance with Section 5.1.4.5 above, the Chairman of the CBD Board elected (or re-confirmed by the HOLDING COMPANY SHAREHOLDER not under Distressful Condition) in accordance with the terms of this Article shall be entitled to exercise a casting vote with respect to the following matters: (i) the appointment of the CEO of CBD; (ii) the issuance of Preferred Shares of CBD in a quantity up to One Hundred and Fifty Million U.S. Dollars (US$ 150,000,000) at fair market value and in accordance with applicable legislation, and the resulting issuance of new Common Shares of CBD solely for the purposes of allowing the issuance of Preferred Shares and provided that any such new Common Shares become subject to CBD Shareholders' Agreement; and (iii) the sale of fixed assets or businesses of CBD in an amount up to One Hundred and Fifty Million U.S. Dollars (US$ 150,000,000).



                                   ARTICLE XII

                    REPRESENTATIONS, WARRANTIES AND COVENANTS

12.1. Each HOLDING COMPANY SHAREHOLDER hereby represents and warrants to each other as follows:

      (i) Execution and Delivery; Enforceability: This Agreement has been duly and validly executed and delivered by the HOLDING COMPANY SHAREHOLDERS and constitutes their legal, valid and binding obligation, enforceable against each one of them in accordance with its terms.

      (ii) No Conflicts: The execution and delivery by any party to this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the Holding Company Shares under, any provision of (a) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement or arrangement binding upon any party hereto or any of its properties or assets; or (b) any applicable laws or any judgments, orders or decrees of any court or governmental agency or body.

      (iii) Legal Proceedings: There are no judgments, orders or decrees of any kind against any HOLDING COMPANY SHAREHOLDERS that are unpaid or unsatisfied, nor is there any legal action, suit or other legal or administrative proceeding pending, threatened or reasonably anticipated that could be filed against any party hereto, that would adversely affect the ability of any party hereto to perform its obligations under this Agreement.

      (iv) Bankruptcy or Insolvency: The HOLDING COMPANY SHAREHOLDERS have not filed or commenced, or suffered or submitted to the filing or commencement of, any bankruptcy or insolvency proceeding under applicable law.

      (v) The HOLDING COMPANY SHAREHOLDERS are the sole legal owners of the Holding Company Shares and have absolute and unrestricted right, title, and interest in the Holding Company Shares and the Holding Company Shares are free and clear of any Lien.



                                  ARTICLE XIII

            LIENS ON HOLDING COMPANY SHARES AND ON PREEMPTIVE RIGHTS

13.1. Each of the HOLDING COMPANY SHAREHOLDERS agrees not to allow any Lien on their Holding Company Shares or Preemptive Rights, without prior written consent of the other HOLDING COMPANY SHAREHOLDERS. Creation of any such Lien, without the relevant consent, shall be deemed null and void.

13.2. In the event of any judicial seizure ("penhora", "arresto" or "sequestro judicial") over the Holding Company Shares resulting of a judicial procedure ("Encumbered Shares"), such fact shall cause the other HOLDING COMPANY SHAREHOLDER to have an option to purchase the Encumbered Shares, should the effects of such judicial procedure not be reversed and or suspended within thirty (30) calendar days from the date of creation of such Lien or within any shorter period required under applicable law. The HOLDING COMPANY SHAREHOLDER holding the Encumbered Shares ("Defaulting Shareholder") shall be obliged to deliver to the other HOLDING COMPANY SHAREHOLDER ("Non-Defaulting Shareholder") documents evidencing the definitive release of the Lien on the Encumbered Shares. In the event that the Lien on the Encumbered Shares is not definitively released within the term provided for herein, the following provisions shall apply:

      (a) immediately after the lapse of the term provided in Section 13.2 above, the Non-Defaulting Shareholder shall cause CBD to determine the price for the Encumbered Shares by means of a valuation to be carried out by an investment bank with international reputation appointed by the Non-Defaulting Shareholder. The results of such valuation shall be final and binding and therefore shall not afford any dispute.

      (b) should the Non-Defaulting Shareholder decide to exercise its right to purchase the Encumbered Shares, it shall inform the Defaulting Shareholder in writing of such decision within sixty (60) calendar days following the completion of such valuation.

      (c) the Non-Defaulting Shareholder, should it decide to exercise the option to purchase the Encumbered Shares, shall be duly vested with powers necessary to request substitution of the Encumbered Shares for cash, in the form established by applicable law.

      (d) should the judicial debt ("debito judicial") which caused the Lien on the Encumbered Shares be higher than the price determined by the valuation set forth in Section 13.2(a) above, the Defaulting Shareholder shall be obliged to pay the difference exceeding such amount to the Non-Defaulting Shareholder within two (2) Business Days from the judicial deposit effected by it. In the event the Defaulting Shareholder fails to comply with the obligation provided for herein, the Non-Defaulting Shareholder shall be entitled to take any and all court or other measures to recover the relevant payment. Should the judicial debt guaranteed by the Encumbered Shares be lower than the price determined by the relevant valuation described in Section 13.2(a) above, the remaining amount shall be immediately paid to the Defaulting Shareholder in cash.

      (e) upon payment of the Encumbered Shares, and in the event the assignment of Shares does not result from a judicial order, the HOLDING COMPANY SHAREHOLDERS shall enter into an agreement to effect the Transfer. The Defaulting Shareholder herein grants irrevocable powers to the Non-Defaulting Shareholder to effect the Transfer in the capacity as Defaulting Shareholder's attorney-in-fact, in the form of Articles 683 through 685 of the Brazilian Civil Code or of any other applicable law.

      (f) the Defaulting Shareholder shall bear the costs of the valuation procedure provided for in Section 13.2(a) above.



                                   ARTICLE XIV

      HOLDING COMPANY SHAREHODER'S BUSINESS OPPORTUNITY AND NON-COMPETITION

14.1. HOLDING COMPANY SHAREHOLDER's Business Opportunity - Whenever any of the HOLDING COMPANY SHAREHOLDERS wishes to develop new business ("HOLDING COMPANY SHAREHOLDER's Business Opportunity") in Brazil related to any business other than the Food Retail Business, such HOLDING COMPANY SHAREHOLDER shall, promptly and in the most appropriate manner, forward such HOLDING COMPANY SHAREHOLDER's Business Opportunity to CBD with copy to the other HOLDING COMPANY SHAREHOLDER ("Opportunity Notice") so that CBD may or may not exercise, at its sole discretion, the right to develop such HOLDING COMPANY SHAREHOLDER's Business Opportunity. The Opportunity Notice will include information regarding the HOLDING COMPANY SHAREHOLDER's Business Opportunity as is available to the offering HOLDING COMPANY SHAREHOLDER and that a reasonable investor would expect to receive as part of a normal due diligence process. CBD shall have forty-five (45) calendar days ("Consideration Period") from the receipt of the Opportunity Notice to determine whether to pursue the HOLDING COMPANY SHAREHOLDER's Business Opportunity. Notwithstanding anything to the contrary contained herein, in the event that CBD (i) fails to secure approval from CBD Board, or (ii) elects not to pursue (or fails to elect to pursue) the HOLDING COMPANY SHAREHOLDER's Business Opportunity within the Consideration Period (each, a "Rejected Investment"), then the HOLDING COMPANY SHAREHOLDER that has submitted the HOLDING COMPANY SHAREHOLDER's Business Opportunity to CBD Board shall be authorized to pursue (and permit its Affiliates to pursue) such Rejected Investment without restriction and arbitration shall in no circumstances apply to any resolution or lack of resolution regarding a HOLDING COMPANY SHAREHOLDER's Business Opportunity. The restrictions on competition provided in Section 14.3 below shall also apply to any such HOLDING COMPANY SHAREHOLDER's Business Opportunity.

      14.1.1. This provision does not apply to Ana Maria Falleiros dos Santos Diniz D'Avila or to Adriana Falleiros dos Santos Diniz or to Joao Paulo Falleiros dos Santos Diniz or to Pedro Paulo Falleiros dos Santos Diniz.

14.2. HOLDING COMPANY SHAREHOLDER's Opportunities in Portugal - Whenever any of the HOLDING COMPANY SHAREHOLDERS identifies opportunities to develop a Food Retail Business in Portugal, whether by itself or by proposals from Third Parties, such HOLDING COMPANY SHAREHOLDER shall, promptly and in the most appropriate manner, forward such opportunities to CBD with copy to the other HOLDING COMPANY SHAREHOLDER so that CBD may or may not exercise, at its sole discretion, its preemptive right within the timeframe and procedures described in Section 14.1 above, to develop such opportunity jointly with the offering HOLDING COMPANY SHAREHOLDER on a 50%/50% structure and following those terms and conditions to be mutually agreed by the parties thereto.

14.3. Non-Competition - As long as each of the HOLDING COMPANY SHAREHOLDERS remains the owner of at least ten (10) percent of the voting capital stock of the HOLDING COMPANY, each of the HOLDING COMPANY SHAREHOLDERS agrees to use CBD as its sole vehicle for engaging in the Food Retail Business in Brazil. In view of foregoing, each of the HOLDING COMPANY SHAREHOLDERS shall not - either directly or indirectly, through any Affiliate - own, manage, operate, Control, engage or participate in the ownership, management or Control of, or be related as an officer, employee, director, or otherwise with, or have any financial interest in, or aid or assist anyone else in the conduct of, any entity or business engaged in the Food Retail Business in Brazil. Furthermore, each of the HOLDING COMPANY SHAREHOLDERS agrees not to compete with each other in the Food Retail Business in Argentina, Uruguay, Paraguay and Colombia.

      14.3.1. This non-compete obligation shall remain valid and in force for three (3) years counted from the date any of the HOLDING COMPANY SHAREHOLDERS ceases to be the owner of at least ten (10) percent of the voting capital of the HOLDING COMPANY, except in the case of the AD GROUP, which obligation shall remain valid as long as the AD GROUP or any of its members remains directly or indirectly a shareholder of RECo or as long as the AD GROUP or any of its members keeps in whole or in part the rights set forth in Section
              9.3 of this Agreement.



                                   ARTICLE XV

                  INFORMATION; CONFIDENTIALITY; NO SOLICITATION

15.1  Rights of Inspection and Information

      15.1.1. All books, records and other documents relating to the business and the affairs of the HOLDING COMPANY and/or CBD and its Controlled Companies (if any) shall be open during the normal business hours of CBD to the inspection of any member of the Special Committee and/or of the Holding Company Board and/or CBD Board and/or any HOLDING COMPANY SHAREHOLDER, who may make such copies thereof or extracts therefrom as they may deem appropriate.

      15.1.2. Each HOLDING COMPANY SHAREHOLDER may at any time cause its own internal auditor to audit the books and records of the HOLDING COMPANY and/or CBD and to that end the Boards shall extend all reasonable cooperation to such internal auditor, it being understood that no such audit shall be permitted to interfere with the normal operations of the said companies which shall incur no cost or expense in connection therewith.

15.2. Confidentiality

      15.2.1. The following terms shall govern the treatment by the HOLDING COMPANY SHAREHOLDERS and their representatives in the management bodies of HOLDING COMPANY or of CBD of any confidential information, as defined below ("Confidential Information").

      15.2.2. Confidential Information means all information on the business of HOLDING

              COMPANY, the AD GROUP, CASINO or CBD which is disclosed by any of the HOLDING COMPANY SHAREHOLDERS, the members of the Special Committees, of the Boards and/or by any of the executive officers of the HOLDING COMPANY and/or of CBD or any of them, either directly or through their respective Affiliates, in written or physical form marked "confidential" or the like (or, if disclosed orally, then reduced to a similarly marked writing and transmitted to the other party within thirty (30) days from such oral disclosure with a contemporaneous admonition of confidence), which relates in any way to products, markets, customers, patents, inventions, procedures, methods, designs, strategies, plans, assets, liabilities, costs, revenues, profits, organization, employees, agents, distributors or business in general; provided, however, that the following shall not be deemed Confidential
              Information:

              (i) information which is or becomes available to the public or to the industry without the fault or negligence of the Person receiving same; or

              (ii) information which was already in the possession of the Person receiving same, provided that such Person is able to prove such prior possession; or

              (iii) information which is subsequently received from a Third Party without notice of restriction on further disclosure; or

              (iv) information which is independently developed by the Person receiving same, provided the said Person is able to prove such independent development.

      15.2.3. All Confidential Information shall be kept strictly confidential by the Person receiving the same; provided, however, that the obligations under this Section 15.2 shall not apply if and to the extent that:

              (i) the transferring Person needs to disclose the Confidential Information to a Third Party to whom it proposes to make the Transfer of its Holding Company Shares subject to and in accordance with this Agreement; or

              (ii) a Person receiving Confidential Information discloses such information, under a confidentiality obligation, to its legal advisors, accountants or a Person that Controls such recipient; or

              (iii) the disclosure of Confidential Information to any governmental authority is required by applicable law, provided that such disclosure is made on a basis providing the maximum confidentiality permitted by law.

      15.2.4. The Parties shall take all reasonable steps to minimize the risk of disclosure of Confidential Information by ensuring that only those Persons whose duties will require them to possess any of such information, and their professional advisers, shall have access thereto, and will be instructed to treat the same as confidential.

      15.2.5. The obligations contained in this Section 15.2 shall continue for a period of three (3) years after the termination of this Agreement or, if earlier, until such confidential information enters the public domain or is required to be disclosed as set forth above, except in the case of the AD GROUP, which obligation shall remain valid as long as the AD GROUP or any of its members remains directly or indirectly a shareholder of RECo.

      15.2.6. Unless required by law, by a court of competent jurisdiction, by an arbitrator or by any regulatory or governmental authority to retain it, all Confidential Information of the HOLDING COMPANY, the AD GROUP, CASINO and CBD shall be promptly returned thereto once a HOLDING COMPANY SHAREHOLDER no longer holds any Holding Company Shares.

15.3. No-Solicitation

      15.3.1. During the term of this Agreement and for a period of six (6) months thereafter, no HOLDING COMPANY SHAREHOLDER or Affiliate or Heir thereof shall, except as provided in this Agreement, employ or contract for the services of any Person, other than a Person previously employed by such HOLDING COMPANY SHAREHOLDER or Affiliate or Heir, who at the date hereof or at any time thereafter is an employee of the HOLDING COMPANY or of CBD or of any of the HOLDING COMPANY SHAREHOLDERS or any Affiliate or Heir thereof, without the approval of the other HOLDING COMPANY SHAREHOLDER.


                                   ARTICLE XVI

                                   ARBITRATION

16.1. Any dispute or controversy between the Parties arising out of or related to this Agreement, including without limitation, a dispute or controversy relating to the construction of any provision or the validity or enforceability of any term or condition (including this Article) or of the entire Agreement, or any claim that all or any part of this Agreement is void or voidable, the agreements or instruments executed and delivered in connection herewith, and the transactions contemplated hereby, or thereby, or from interpretation of this Agreement, or the breach of any of the foregoing, except in the case of the Holding Company Board Deadlock, shall be submitted to arbitration in accordance with the rules of ICC, and judgment on the award rendered by the arbitrators may be entered into in any court having jurisdiction thereof.

16.2. If the chosen rules are silent as to any particular issue, they shall be supplemented by Brazilian Procedural Rules, namely the relevant provisions of Law No. 9,307 dated September 23, 1996 and those of Brazilian Civil Procedural Code.

16.3. The arbitration tribunal shall consist of three arbitrators, of whom one shall be nominated by AD, together with AD HOLDING and PENINSULA, one by CASINO and the third, who shall serve as chairman, shall be chosen by the two parties nominated arbitrators, or, in the event the parties nominated as arbitrators are unable to designate the third arbitrator within ten
      (10) days of the date the last party nominated arbitrator has been designated, than the third arbitrator shall be nominated by the relevant authority of the ICC.

16.4. The place of arbitration shall be the City of Sao Paulo, State of Sao Paulo, Brazil. The language of arbitration shall be English and, to this effect, the English version of this Agreement shall prevail in case of conflict with the Portuguese version of this Agreement. The final sentence will be rendered in both the English and Portuguese languages.

16.5. The award of the arbitrators, which may include interest, shall be final and binding upon the parties thereto and may be enforced in any court of competent jurisdiction. Each HOLDING COMPANY SHAREHOLDER retains the right to seek judicial assistance (a) to compel arbitration; or (b) to obtain interim measures of protection rights prior to instruction of pending arbitration and any such action shall not be construed as a waiver of the arbitration proceeding by the HOLDING COMPANY SHAREHOLDERS, or (c) to enforce any decision of the arbitrators including the final award, or (d) under the circumstances provided for in Section 18.4 of this Agreement. In case either of the HOLDING COMPANY SHAREHOLDERS seeks judicial assistance as provided in this Section 16.5, the Courts of City of Sao Paulo, State of Sao Paulo shall have jurisdiction.

16.6. The customary charges for the arbitration shall be duly paid one-half by AD, together with AD HOLDING and PENINSULA and one-half by CASINO and reimbursed to the winning party to the arbitration (along with all other costs and expenses incurred in connection with such arbitration) at the end of the arbitration procedure unless the arbitrators shall for good cause determine otherwise.

16.7. The HOLDING COMPANY SHAREHOLDERS intend that all proceedings and all documents and testimony contemplated by this Agreement shall be deemed as a Confidential Information, and each arbitrator by consenting to act shall be deemed and agree with the Confidentiality provisions set forth in
      Article XV hereof.


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


                                  ARTICLE XVII

                       OBLIGATIONS OF THE HOLDING COMPANY

17.1. The HOLDING COMPANY executes this Agreement as an intervening party to acknowledge and to declare itself familiar to the terms and conditions hereof, as well as to assume the obligation to make any and all such entries with the custodian bank in charge of the registry of the Holding Company Shares, as required and/or convenient regarding the full publicity of this Agreement, subject to the terms of the Brazilian Corporations Law and the terms hereof.

17.2. Each of the HOLDING COMPANY SHAREHOLDERS agrees that the following text shall be inserted in the record for the Holding Company Shares held by each of the HOLDING COMPANY SHAREHOLDERS with the custodian bank in charge of the registry of the Holding Company Shares: "The Lien or Transfer of shares on any grounds whatsoever is subject to the terms, limits and conditions of the SHAREHOLDERS' AGREEMENT executed on June 22, 2005, a copy of which is filed with the HOLDING COMPANY".

17.3. The HOLDING COMPANY undertakes to ensure full compliance of the terms and conditions set forth in this Agreement, through self-monitoring and granting access to any of the Parties to make inspections regarding any facts and/or acts in any manner related hereto.

17.4. The HOLDING COMPANY agrees to promptly communicate each of the HOLDING COMPANY SHAREHOLDERS of any acts, facts or omissions that may constitute a violation of any provision of this Agreement, as well as to take any action so required by supervening law to make this Agreement permanently valid and effective, provided that any of such change in this Agreement shall only be permitted if approved by the HOLDING COMPANY SHAREHOLDERS.

17.5. The HOLDING COMPANY shall not accept any claim or request to carry out any registration of Transfers or any other type of transaction in a manner that infringes or otherwise conflicts with the provisions of this Agreement, being such infringing act considered null and void.



                                  ARTICLE XVIII

                               GENERAL PROVISIONS

18.1. Term and Termination - This Agreement shall remain in effect for a term of forty (40) years from the date hereof.

      18.1.1. This Agreement shall terminate automatically (without any action by any party hereto) on the date upon which either of the HOLDING COMPANY

              SHAREHOLDERS cease to own Holding Company Shares representing at least ten (10) percent of the voting stock of the HOLDING COMPANY, provided that the provisions of Section 9.3 of this Agreement shall remain in full force and effect under the circumstances described in Section 9.4 of this Agreement.

      18.1.2. The provisions of Sections 14.3, 15.2 and 15.3 of this Agreement shall survive termination of this Agreement.

18.2. Non-Waiver: The failure of any of the Parties to require, on a timely manner, the performance of any of the provisions of this Agreement or of any rights related thereto or the failure to exercise any privileges provided for herein shall not be construed as a waiver to such provisions, rights, or privileges, and shall not affect, in any way, the validity of this Agreement.

18.3. Binding Effect: This Agreement shall be binding upon and inure to the benefit of the Parties and their successors, legal representatives and assignees; however, the rights under this Agreement may not be transferred or assigned in whole or in part to any Third Parties except as provided herein.

18.4. Specific Performance: This Agreement shall be filed with the HOLDING COMPANY and with CBD in accordance with Article XVII hereof and for the purposes of Articles 40 and 118 of Brazilian Corporations Law. The HOLDING COMPANY SHAREHOLDERS agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that in the event of breach by any Party damages would not be an adequate remedy, and that this Agreement constitutes an enforcement title under Brazilian law ("titulo executivo extra-judicial") and grants each of the HOLDING COMPANY SHAREHOLDERS the right to seek an order of specific performance for the other HOLDING COMPANY SHAREHOLDER to comply with its obligations under this Agreement in addition to any damages or any other remedy to which it may be entitled.

18.5. Notices: Notices, demands or other communications required or permitted to be given or made hereunder shall be in Portuguese and English languages, in writing, and shall be delivered personally under protocol, dated and signed by the addressee Shareholder, sent by registered mail against receipt (AR - "Aviso de Recebimento") or through the Register of Titles and Deeds Offices located at the head offices of addressee, unless another form had been previously accepted, in writing, by the SHAREHOLDERS at the addresses set out below or any other address that the SHAREHOLDERS may designate in writing from time to time for this purpose:

         if to CASINO:
         24, Rue de la Montat
         Saint Etienne, France
         FAX No: (00334) 7745-3232
         Attention: Mr. Pascal Rivet
         with a copy to:
         Tozzini, Freire, Teixeira e Silva Advogados
         Rua Libero Badaro 293, 21 andar
         Sao Paulo - SP - 01009-907
         Brazil
         FAX No: (5511) 3291-1111
         Attention: Mr. Syllas Tozzini

         CMS Bureau Francis Lefebvre Mercosur
         173 Ville Emile Bergerat
         92522 Neuilly
         France
         FAX No: (5411) 4311-8088
         Attention: Mr. Patrick Patelin


         if to the AD GROUP:
         Av. Brigadeiro Luiz Antonio, 3126
         Sao Paulo - SP
         Brazil
         FAX No: (5511) 3885-6441
         Attention: Mr. Abilio dos Santos Diniz

         with a copy to:
         Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados
         Al. Joaquim Eugenio de Lima, 447
         Sao Paulo - SP
         Brazil
         FAX No: (5511) 3147-7770
         Attention: Mr. Pedro Luciano Marrey Jr. and Mr. Moacir Zilbovicius

         In each case of notices to either AD HOLDING or CASINO, with copies to:

         Vieri Participacoes S.A.
         Av. Brigadeiro Luiz Antonio, 3126
         Sao Paulo - SP
         Brazil
         FAX No: (5511) 3885-6441
         Attention: Mr. Abilio dos Santos Diniz

         with a copy to:
         Casino Guichard Perrachin S.A.
         24, Rue de la Montat
         Saint Etienne, France
         FAX No: (00334) 7745-3232
         Attention: Mr. Pascal Rivet

      18.5.1. All communications referred to in this Section 18.5 shall be considered received: (i) if personally delivered on the date of the respective protocol; (ii) if sent by registered mail on the proven date of receipt; (iii) if sent through the Register of Deeds Office on the date of receipt by the addressee contained on the respective certificate; (iv) sent by fax message, which shall prima facie be deemed as properly received if the its transmittal is electronically recorded as completed by the sender's terminal.

18.6. Effective Date: This Agreement shall become effective as of the date hereof.

18.7. Assignment: The rights and obligations of each of the HOLDING COMPANY SHAREHOLDERS under this Agreement are assignable only by means of the Transfer of the whole of its Holding Company Shares, to the extent allowed under this Section. Any Third Party that acquires all of the Holding Company Shares of a HOLDING COMPANY SHAREHOLDER shall automatically be substituted for the transferor as a party to this Agreement and shall be entitled to all rights and comply with all obligations set forth herein, to the extent established in this Section 18.7.

      18.7.1. In the event that either HOLDING COMPANY SHAREHOLDERS make a Transfer of less than the whole of its Holding Company Shares in accordance with Article VIII of this Agreement, the transferee will be subject to the obligations hereunder together with the transferor, but the transferee will not be entitled to any of the rights hereunder other than the right to receive dividends.

      18.7.2. In the event the AD GROUP makes a Transfer of all of its Holding Company Shares to any Third Party before any of the events listed in Section 9.1 hereof takes place, except for Transfers listed in items (i), (ii), (iii) and (iv) of Section 8.3 of this Agreement, all rights related or entitled to such Holding Company Shares may be assigned by the AD GROUP at its sole discretion to the Third Party that acquires them from the AD GROUP, except for the AD GROUP's Right of First Offer set forth in Article VIII of this Agreement and for those rights that are personal to AD or AD Heirs under this Agreement.

      18.7.3. If the AD GROUP makes a Transfer of all of its Holding Company Shares to any Third Party after any of the events listed in
              Section 9.1 hereof takes place, except for Transfers listed in items (i), (ii), (iii) and (iv) of Section 8.3 of this Agreement, no rights under the terms of this Agreement related or entitled to such Holding Company Shares shall be assigned by the AD GROUP to the Third Party that acquires them from the AD GROUP.

      18.7.4. The rights and obligations of the AD GROUP under this Agreement are always assignable to AD Heirs and they shall be treated, for any and all purposes of this Agreement, as AD GROUP.

       18.7.5. The rights and obligations of CASINO under this Agreement shall be assigned to any Third Party that purchases directly or indirectly all of the Holding Company Shares owned by CASINO.

18.8. No Beneficiaries: This Agreement is for the sole benefit of the Parties and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties any legal or equitable rights hereunder.

18.9. Interpretation; Certain Definitions: The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article/Section of this Agreement unless otherwise indicated.

18.10. Counterparts: This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Party. An executed counterpart of this Agreement delivered by fax shall be deemed to be an original and shall be as effective for all purposes as delivery of a manually executed counterpart.

18.11. Entire Agreement: This Agreement contains the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter, except for the Operating Shareholders' Agreement. None of the Parties shall be liable or bound to any other Third Party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in such other agreements.

18.12. Severability: If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances. In such case the Parties shall negotiate in good faith in order to replace such term or provision by another term or provision with a similar legal and economic effect, to the extent permitted by applicable law. Also, should any new legal or regulatory provision, or any case-laws development render this Agreement invalid, illegal or unenforceable in any respect, the Parties shall negotiate in good faith in order to replace such term or provision by another term or provision with a similar legal and economic effect, to the extent permitted by applicable law.

18.13. Amendments: Except as expressly provided herein, no modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless made in writing and duly signed by each of the HOLDING COMPANY SHAREHOLDERS.

18.14. Language: This Agreement is executed in both the Portuguese and English languages. The Portuguese language version shall be the one to be registered by the HOLDING

       COMPANY in accordance with the provisions of Section 17.1 of this Agreement and shall be the one to prevail for any doubts arising out of this Agreement, exception made to the disputes submitted to arbitration under the provisions of Article XVI of this Agreement, where the English version of this Agreement shall prevail.

18.15. Governing Law: This Agreement shall be governed by and construed in accordance with the laws of Brazil.

18.16. Conversion Rate: Any amount set forth in this Agreement in United States Dollars shall be translated, for the purposes herein, into Brazilian Reais at the Conversion Rate prevailing on the first Business Day of the month in which the resolution or action is to take place.

18.17. Representative of the AD GROUP: For any and all purposes of this Agreement, the AD GROUP hereby irrevocably consents to the appointment of and does hereby appoint and empower AD and AD does hereby accept such appointment, as the sole and exclusive representative (the "Representative of the AD GROUP") of the AD GROUP to make all decisions and determinations on behalf of the AD GROUP that the Representative of the AD GROUP may deem necessary or appropriate to accomplish the intent, and implement the provisions of, this Agreement. All decisions of the Representative of the AD GROUP shall be final and binding on the AD GROUP. The other HOLDING COMPANY SHAREHOLDERS and the HOLDING COMPANY shall be entitled to rely upon, without investigation, any decision of the Representative of the AD GROUP and shall be fully protected in connection with any action or inaction taken or omitted to be taken in reliance thereon.

       18.17.1. The AD GROUP hereby appoints the Representative of the AD GROUP as its agent for receipt of notices and other communications hereunder and to receive service of any and all process that may be serviced in any suit, action or proceeding arising out of this Agreement brought by any of the Parties. The Representative of the AD GROUP hereby acknowledges its acceptance as the agent of the AD GROUP for notices and other communications under this Agreement and service of process, and such notices, other communications and service of process may be made upon the Representative of the AD GROUP at the address specified in
                Section 18.5 of this Agreement.

18.18. Conditioned Effectiveness: The effectiveness of all provisions set forth in this Agreement is conditioned upon the occurrence of the Closing (as defined in the JV Agreement) on the Closing Date (as defined in the JV Agreement) in accordance with the terms of the JV Agreement. In case the Closing does not take place, this Agreement (i) shall not have any effect upon the Parties, under any circumstances, as of its execution date, and
       (ii) shall be deemed automatically rescinded as of its execution date. This Section is not applicable to Section 3.5 above.

 (Signature page of the Vieri Shareholders Agreement, dated as of June 22, 2005)


IN WITNESS WHEREOF, the Parties execute this Agreement on the date indicated in the beginning of this Agreement in the presence of the two undersigned witnesses.




                         -------------------------------------------------------
                         ABILIO DOS SANTOS DINIZ


                         -------------------------------------------------------
                         ANA MARIA FALLEIROS DOS SANTOS DINIZ D'AVILA


                         -------------------------------------------------------
                         ADRIANA FALLEIROS DOS SANTOS DINIZ


                         -------------------------------------------------------
                         JOAO PAULO FALLEIROS DOS SANTOS DINIZ


                         -------------------------------------------------------
                         PEDRO PAULO FALLEIROS DOS SANTOS DINIZ


                         PENINSULA PARTICIPACOES LTDA.


                         By:
                            ----------------------------------------------------
                         Name:  Abilio dos Santos Diniz
                         Title: Officer


                         AD PENINSULA EMPREENDIMENTOS E PARTICIPACOES LTDA.


                         By:
                            ----------------------------------------------------
                         Name:  Abilio dos Santos Diniz
                         Title: Officer

        (Signature page of the Vieri Shareholders Agreement, dated as of
                             June 22, 2005 - Cont.)


                         SEGISOR


                         By:
                            ----------------------------------------------------
                         Name:  Francis Andre Mauger
                         Title: Attorney in fact




                         and as Intervening Parties,

                         VIERI PARTICIPACOES S.A.


                         By:
                            ----------------------------------------------------
                         Name:  Abilio dos Santos Diniz and Ana Maria Falleiros
                                  dos Santos Diniz D' Avila
                         Title: Officers


                         COMPANHIA BRASILEIRA DE DISTRIBUICAO


                         By:
                            ----------------------------------------------------
                         Name:  Abilio dos Santos Diniz
                         Title: Officer


                         CASINO GUICHARD PERRACHON S.A.


                         By:
                            ----------------------------------------------------
                         Name:  Jean Charles Naouri
                         Title: Chief Executive Officer


Witnesses:


-----------------------------                      -----------------------------
Name:                                              Name:
Id.:                                               Id.:

                                    EXHIBIT A



                             SHAREHOLDERS' AGREEMENT



                                      among



                            VIERI PARTICIPACOES S.A.



                                       and


                                     SEGISOR


                                       and


                             ABILIO DOS SANTOS DINIZ

                ANA MARIA FALLEIROS DOS SANTOS DINIZ D'AVILA

                       ADRIANA FALLEIROS DOS SANTOS DINIZ

                      JOAO PAULO FALLEIROS DOS SANTOS DINIZ

                     PEDRO PAULO FALLEIROS DOS SANTOS DINIZ

                          PENINSULA PARTICIPACOES LTDA.


                          and, as Intervening Parties,


                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                         CASINO GUICHARD PERRACHON S.A.



                            dated as of June 22, 2005

SHAREHOLDERS' AGREEMENT dated as of June 22, 2005 between


VIERI PARTICIPACOES S.A., a closely held corporation duly organized and existing under the laws of Brazil, with registered head offices at the city of Sao Paulo, State of Sao Paulo, at Avenida Brigadeiro Luiz Antonio, No. 3.126, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No.
04.746.689/0001-59 ("HOLDING COMPANY"); and


SEGISOR, a company organized and existing under the laws of French Republic, with registered head offices at 24, Rue de la Montat, Saint Etienne, France, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No. 05.710.423/0001-49 ("SEGISOR");


ABILIO DOS SANTOS DINIZ, a Brazilian citizen, married, business administrator, the holder of the Brazilian identity card No. 1.965.961-SSP/SP and of the Brazilian Individual Taxpayer Identity Card (CIC) No. 001.454.918-20, with offices in the city of Sao Paulo, State of Sao Paulo, Federative Republic of Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3.126 (hereinafter referred to as "AD"), and ANA MARIA FALLEIROS DOS SANTOS DINIZ D'AVILA, a Brazilian citizen, married, business administrator, the holder of the Brazilian identity card No. 12.785.206-2-SSP/SP and of the Brazilian Individual Taxpayer Identity Card (CIC) No. 086.359.838-23, with offices in the city of Sao Paulo, State of Sao Paulo, Federative Republic of Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3.126, and ADRIANA FALLEIROS DOS SANTOS DINIZ, a Brazilian citizen, divorced, the holder of the Brazilian identity card No. 15.910.036-SSP/SP and of the Brazilian Individual Taxpayer Identity Card (CIC) No. 105.549.158-98, with offices in the city of Sao Paulo, State of Sao Paulo, Federative Republic of Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3.126, and JOAO PAULO FALLEIROS DOS SANTOS DINIZ, a Brazilian citizen, single, entrepreneur, the holder of the Brazilian identity card No. 12.785.207-4-SSP/SP and of the Brazilian Individual Taxpayer Identity Card (CIC) No. 101.342.358-51, with offices in the city of Sao Paulo, State of Sao Paulo, Federative Republic of Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3.126, and PEDRO PAULO FALLEIROS DOS SANTOS DINIZ, a Brazilian citizen, single, entrepreneur, the holder of the Brazilian identity card No. 19.456.962-7 SSP/SP and of the Brazilian Individual Taxpayer Identity Card (CIC) No. 147.447.788-14, with offices in the city of Sao Paulo, State of Sao Paulo, Federative Republic of Brazil, at Avenida Brigadeiro Luiz Antonio, No 3.126, and PENINSULA PARTICIPACOES LTDA., a limited liability company organized and existing under the laws of the Federative Republic of Brazil, with registered head offices in the city of Sao Paulo, State of Sao Paulo, Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3.126, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No. 58.292.210/0001-80, herein represented in accordance with its Articles of Association (hereinafter referred to as "PENINSULA")


Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D'Avila, Adriana Falleiros dos Santos Diniz, Joao Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos

Diniz, and PENINSULA hereinafter collectively referred to as the "AD GROUP";


HOLDING COMPANY, SEGISOR and the AD GROUP hereinafter referred to collectively as "CBD SHAREHOLDERS" and individually as "CBD SHAREHOLDER";


and, as Intervening Parties,


COMPANHIA BRASILEIRA DE DISTRIBUICAO, a public company organized and existing under the laws of the Federative Republic of Brazil, with registered head offices in the city of Sao Paulo, State of Sao Paulo, Brazil, at Av. Brigadeiro Luiz Antonio, 3.142, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No. 47.508.411/0001-56, herein represented in accordance with its By-Laws ("CBD"); and


CASINO GUICHARD PERRACHON S.A., a corporation organized and existing under the laws of French Republic, with registered head offices at 24, Rue de la Montat, Saint Etienne, France, herein represented in accordance with its By-Laws, hereinafter referred to as "CASINO".


                                    RECITALS

WHEREAS, the HOLDING COMPANY is the Controlling Shareholder (as defined herein) of CBD, holding thirty-two billion and seven hundred million (32,700,000,000) Common Shares (as defined herein) of CBD;


WHEREAS, in addition to the indirect equity participation held by CASINO in CBD through the HOLDING COMPANY, CASINO is the direct owner of fourteen billion, three hundred and nine million, five hundred eighty-nine thousand, four hundred and nineteen (14,309,589,419) Common Shares of CBD;


WHEREAS, in addition to the indirect equity participation held by the AD GROUP in CBD through the HOLDING COMPANY, the AD GROUP is the direct owner of one billion, three hundred ninety-two million, eighty-seven thousand, one hundred twenty-nine (1,392,087,129) Common Shares of CBD;


WHEREAS, CBD SHAREHOLDERS have agreed to enter into this Agreement to set out the terms upon which they will conduct their activities as the Controlling Shareholders of CBD and the manner in which the relations between the HOLDING COMPANY SHAREHOLDERS will be regulated and to establish guidelines for the exercise of their voting rights;


WHEREAS, CBD SHAREHOLDERS also desire to provide for certain restrictions upon the direct or indirect sale, assignment, Transfer, pledge or other disposition of the Common Shares of CBD held by them;

NOW, THEREFORE, CBD SHAREHOLDERS hereby agree to sign, execute and abide by this Shareholders' Agreement under the terms and pursuant to Article 118 of the Brazilian Corporations Law (as defined herein), in accordance with the clauses and conditions set forth hereinbelow, which they undertake to fulfill and cause to be fulfilled.


                                    ARTICLE I
                                   DEFINITIONS

1.1.   The following capitalized terms shall have the following meanings:

       (xcvi) "AD" has the meaning assigned to it in the preamble of this Agreement;

       (xcvii) "AD GROUP" has the meaning assigned to it in the preamble of this Agreement;

       (xcviii) "Affiliate" means any Person directly or indirectly at any time controlling, controlled by, or under common Control with any HOLDING COMPANY SHAREHOLDER;

       (xcix)    "Agreement" means this Shareholders' Agreement entered into by and among CBD SHAREHOLDERS, with CBD as an intervening party;

       (c) "Brazilian Corporations Law" means Law No. 6,404 dated as of December 15, 1976, as amended;

       (ci) "CASINO" has the meaning assigned to it in the preamble of this Agreement;

       (cii) "CBD" has the meaning assigned to it in the preamble of this Agreement;

       (ciii)    "CBD By-Laws" means CBD's By-Laws;

       (civ) "CBD SHAREHOLDER" means each of the HOLDING COMPANY, the AD GROUP and SEGISOR or any Person that becomes a party to this Agreement under its terms and conditions;

       (cv) "CBD SHAREHOLDERS" means the HOLDING COMPANY, the AD GROUP and SEGISOR and any Person that becomes a party to this Agreement under its terms and conditions;

       (cvi) "CBD Shares" means (i) all Common Shares and Preferred Shares issued by CBD, or (ii) Convertible Securities into CBD Shares, or (iii) options to purchase CBD Shares, or (iv) warrants or bonuses entitling their owner or owners to subscribe for CBD Shares;

       (cvii) "CBD Common Shares" means (i) all Common Shares issued by CBD, or (ii) Convertible Securities into CBD Common Shares, or
                 (iii) options to purchase CBD Commons Shares, or (iv) warrants or bonuses entitling their owner or owners to subscribe for CBD Common Shares;

       (cviii) "Common Shares" means the voting common shares of the capital stock of a Brazilian company;

       (cix)     "Confidential Information" has the meaning assigned to it in
                 Section 10.2.1 of this Agreement;

       (cx) "Control" means the (direct or indirect) title to shareholder rights that permanently guarantee, directly or indirectly: (i) the majority of votes in General Meeting deliberations; and
                 (ii) the power to appoint the majority of members of any management body of the Person in question;

       (cxi) "Controlled Company" means any Person under Control of a certain Person;

       (cxii) "Controlling Shareholder" means the Person that has the Control of another Person;

       (cxiii) "Convertible Securities" means securities or other rights or interests which are convertible or exchangeable into, or exercisable for, shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which any company or one of its shareholders is or may be bound to issue, Transfer, sell, repurchase or otherwise acquire any shares;

       (cxiv) "Family Share Call Option Agreement" means the agreement executed on even date herewith and under which AD and Lucilia Maria dos Santos Diniz ("LMD") have granted to CASINO the right to purchase certain Common Shares of CBD;

       (cxv) "Heirs" means the parents or spouse or sons or daughters of an individual;

       (cxvi) "HOLDING COMPANY" has the meaning assigned to it in the preamble of this Agreement;

       (cxvii) "Holding Company Shareholders' Agreement" means the shareholders' agreement executed on even date herewith by the AD GROUP, SEGISOR and HOLDING COMPANY, the latter as Intervening Party, for the purposes of governing their relationship as the Controlling Shareholders of the HOLDING COMPANY;

       (cxviii) "ICC" means the International Chamber of Commerce, with offices in the city of Paris, France;

       (cxix)    "Interested Third Party" has the meaning assigned to it in
                 Section 5.4 of this Agreement;

       (cxx) "Lien" shall mean any lien, pledge, security interest, claim, lease, charge, option, right of first refusal, Transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever that may affect the free full ownership or may impair the disposal at any time whatsoever;

       (cxxi)    "Notice of Acceptance" has the meaning assigned to it in
                 Section 5.3 of this Agreement;

       (cxxii) "Offered Shares" has the meaning assigned to it in Section 5.1 of this Agreement;

       (cxxiii) "Offeree" has the meaning assigned to it in Section 5.1 of this Agreement;

       (cxxiv) "Offeror" has the meaning assigned to it in Section 5.1 of this Agreement;

       (cxxv)    "Party" or "Parties" means each or all of CBD SHAREHOLDERS;

       (cxxvi) "Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

       (cxxvii) "Preemptive Rights" means the preferential securities subscription rights currently provided for in Articles 109 and 171 of the Brazilian Corporations Law;

       (cxxviii) "Preferred Shares" means the non-voting preferred shares of the capital stock of a Brazilian company;

       (cxxix) "Representative of the AD Group" has the meaning assigned to it in Section 12.14 of this Agreement;

       (cxxx)    "Right of First Offer" has the meaning assigned to it in
                 Section 5.1 of this Agreement;

       (cxxxi) "SEGISOR" has the meaning assigned to it in the preamble of this Agreement;

       (cxxxii) "Subject Shares" means any and all CBD Common Shares that are owned or will be owned by each of the Parties, including, without limitation, those derived from any stock split, reverse stock split, stock dividend or from any corporate restructuring, those derived from any Convertible Securities or options or warrants or bonuses, and those acquired on the Market;

       (cxxxiii) "Third Party" means any Person who is not directly or indirectly related to any CBD SHAREHOLDER or any Affiliate thereof or in any manner whatsoever becomes bound by any sort of agreement with respect to the matters set forth herewith;

       (cxxxiv) "Transfer" means the direct or indirect assignment, transfer, sale, pledge, Lien, contribution of shares of the capital stock of a Person to the capital of another Person, or in any other manner whatsoever, the disposal of the shares of the capital stock of a Person; and

       (cxxxv) "Transfer Notice" has the meaning assigned to it in Section 5.1 of this Agreement.



                                   ARTICLE II
                          PURPOSES AND BASIC PRINCIPLES

2.1. The purpose of this Agreement is to provide a means by which the Parties shall exercise their voting rights in the General Meetings (and management bodies, if applicable) of CBD, as well as to provide for certain restrictions upon the Transfer or upon the creation of Liens on the Subject Shares.

2.2. The Parties agree not to take any action, or omit to take any action, if such action or omission would adversely affect the conduction of CBD's business.


2.3. In the event the HOLDING COMPANY does not vote at a General Meeting of CBD, SEGISOR and the AD GROUP shall refrain from voting at the relevant General Meeting in a way to follow such abstention.

       2.3.1. In order to give assurance that SEGISOR and the AD GROUP will comply with the terms hereof, SEGISOR and the AD GROUP have granted on even date herewith to the HOLDING COMPANY an usufruct over all Subject Shares held by them and by any of their Affiliates, entitling HOLDING COMPANY to, in strict observance of the terms and conditions set forth in the pertinent instrument of usufruct, attend, participate and abstain from voting at any General Meeting of CBD.

2.4. This Agreement shall bind all the Subject Shares and all relevant rights shall only be exercised in compliance with the terms and conditions herein provided.

2.5. Except for the Family Share Call Option Agreement, each of the Parties agrees not to execute with any other current and/or future shareholder of CBD any shareholders' agreements or any other agreements or instruments establishing provisions on the subject matters hereof and on those of the Holding Company Shareholders' Agreement or having any direct or indirect relation with the subject matters of this Agreement, unless all the Parties are parties to such agreement or instrument. The Parties shall cause CBD not to allow the custodian bank in charge of the registry of CBD Shares to register any agreement that is in violation to the provision set forth in this Section.

2.6. In case of conflict or inconsistency between the terms and conditions of this Agreement and those of the Holding Company Shareholders' Agreement, the terms and conditions of the Holding Company Shareholders' Agreement shall prevail.



                                   ARTICLE III
                       GENERAL OBLIGATIONS OF THE PARTIES

3.1. Each of SEGISOR and the AD GROUP hereby undertake an irrevocable obligation to always vote during the term of this Agreement together and in the same way that the HOLDING COMPANY votes at any General Meeting of CBD.

       3.1.1. In the event that the HOLDING COMPANY does not vote at a General Meeting of CBD for any reason whatsoever, SEGISOR and the AD GROUP shall refrain from voting at the relevant General Meeting in a way to follow such abstention and/or refraining. For the avoidance of any doubt, SEGISOR and the AD GROUP shall not be authorized to vote differently than the HOLDING COMPANY with respect to any and all matters discussed therein, including but not limited to discussions regarding request to multiple vote, installation of the Fiscal Committee ("Conselho Fiscal") and appointment of its members.

3.2. In the event that any Party does not attend the General Meeting or abstains from voting, the attending Party or Parties shall be entitled to vote the shares of abstaining Party. Furthermore, the President of the General Meeting shall not compute the vote cast contrary to the terms of this Agreement.



                                   ARTICLE IV
                                   CBD BY-LAWS

4.1. Each Party shall take or cause to be taken all lawful actions necessary to ensure at all times that CBD By-Laws are not at any time inconsistent with this Agreement.

4.2 If the Parties decide to make any change in CBD By-Laws, which under any circumstances is incompatible with the terms of this Agreement, each of the Parties agrees that, prior to the General Meeting of CBD that will approve such amendment, the Parties shall mutually agree to amend this Agreement accordingly.

4.3. In the event of any conflict or inconsistency between this Agreement and CBD By-Laws, the provisions of this Agreement shall prevail among the Parties.



                                    ARTICLE V
       RESTRICTIONS ON TRANSFER OF SUBJECT SHARES AND ON PREEMPTIVE RIGHTS

5.1. In the event that SEGISOR or the AD GROUP ("Offeror") intends to make a Transfer of its CBD Common Shares, the Offeror shall prior to engaging in any act that may be deemed to be a Transfer, offer them to the HOLDING COMPANY ("Offeree") by sending a notice to the Offeree, with copy to the Chairman ("Transfer Notice"), specifying the total amount of CBD Common Shares ("Offered Shares") in relation to which Offeror intends to make a Transfer ("Right of First Offer"), as well as the unitary and aggregate price of the Offered Shares, and all other terms and/or conditions of such Transfer.

5.2. The Transfer of the Subject Shares shall not be subject to the Right of First Offer whenever such Transfer:


       (i) is made to an Affiliate of the Offeror, provided that this Affiliate undertakes all of the rights and obligations of the Offeror under this Agreement; or

       (ii) consists in the Transfer of one (1) CBD Common Share to each of the individuals elected to be a Director of CBD Board in compliance with the requirement currently provided by Article 146 of the Brazilian Corporations Law, provided that the Party making the Transfer of such CBD Common Share, as of this act and as a condition therefor, obliges the relevant assignees to, as of the date such assignees are no longer Directors, Transfer such CBD Common Share back to the Party that made the initial Transfer; or

       (iii) is made to an Heir of the owner of such CBD Common Shares, provided that the Heir assumes all of the rights and obligations of the then owner under this Agreement, or

       (iv) is made under the Family Share Call Option Agreement.


5.3. Within a period of thirty (30) calendar days from the date of receipt of the Transfer Notice, the Offeree shall notify the Offeror informing whether it accepts to purchase all, but not less than all, of the Offered Shares, strictly in accordance with the terms and conditions set forth in the Transfer Notice ("Notice of Acceptance"). Failure on the part of the Offeree to send the Notice of Acceptance shall be interpreted as a waiver in relation to its Right of First Offer.

5.4. Should the Offeree fail to acquire the Offered Shares, the Offeror shall be allowed to carry out the Transfer of the Offered Shares with any Third Party acting in good faith ("Interested Third Party"), provided that (a) the Transfer to the Interested Third Party is effected within a period of sixty (60) calendar days from the date of expiration of the deadline established by Section 5.3 above; and (b) the Transfer is effected for a price per Offered Share which is not less than ninety (90) percent of the price offered to the Offeree and for any other terms or conditions not less favorable to the Offeror than those included in the Notice of Acceptance. The Interested Third Party that effectively acquires the Offered Shares shall undertake automatically all the rights and obligations of the Offeror under this Agreement. In connection with the foregoing, and as condition to such Transfer, the Interested Third Party shall expressly acknowledge and agree, in writing, to undertake all rights and obligations set forth in this Agreement. Any Transfer in violation of the provisions set forth herein shall be considered null and void.


5.5.   In the event that the period of sixty (60) calendar days set forth in
Section 5.4 above elapses without the Transfer being effected in the manner and at the time prescribed in Section 5.4 above, the Offeror shall again comply with the full procedure regulated in this Article V in the event that it intends to effect a Transfer.


5.6. Each of the Parties agrees not to assign its Preemptive Rights, in whole or in part, in favor of any Third Party under any circumstances.



                                   ARTICLE VI
                LIENS ON SUBJECT SHARES AND ON PREEMPTIVE RIGHTS

6.1. Each of the Parties agrees not to allow any Lien on their CBD Common Shares or Preemptive Rights, without prior written consent of the other Parties. Creation of any such Lien, without the relevant consent, shall be deemed null and void.



                                   ARTICLE VII
                ACQUISITION OF VOTING RIGHTS BY PREFERRED SHARES

7.1. In the event the Preferred Shares of CBD acquire or are bound to acquire the right to vote for any reason whatsoever, including but not limited to as a result of any provision of CBD By-Laws, of any applicable provision set forth in the Brazilian laws or of any applicable provision of any new Brazilian law to be enacted as from the date hereof, the following provisions shall apply:

       (i) An usufruct over all Preferred Shares of CBD held by SEGISOR and/or the AD GROUP shall automatically be granted to the HOLDING COMPANY for as long as such Preferred Shares shall keep any sort of voting rights, entitling therefore HOLDING COMPANY to attend, participate and abstain from voting at any General Meeting of CBD. CBD is hereby authorized and agrees to immediately register the usufruct over such Preferred Shares with the custodian bank in charge of the registry of CBD Shares; and

       (ii) During the period in which the Preferred Shares of CBD are entitled to vote, SEGISOR shall be free to acquire from any Person on the Market Preferred Shares of CBD, provided that an usufruct over such Preferred Shares shall automatically be granted to the HOLDING COMPANY concurrently with their acquisition by SEGISOR, in the same manner provided for in item (i) above.



                                  ARTICLE VIII
              RESTRICTIONS ON THE CONVERSION OF COMMON SHARES INTO
                                PREFERRED SHARES

8.1. For the purposes of liquidity of CBD Shares, SEGISOR shall not convert during the term of this Agreement any of its CBD Common Shares into Preferred Shares of CBD, unless otherwise authorized by the HOLDING COMPANY.



                                   ARTICLE IX
                    REPRESENTATIONS, WARRANTIES AND COVENANTS

9.1.   Each Party hereby represents and warrants to each other as follows:

       (i) Execution and Delivery; Enforceability: This Agreement has been duly and validly executed and delivered by the Parties and constitutes their legal, valid and binding obligation, enforceable against each one of them in accordance with its terms.

       (ii) No Conflicts: The execution and delivery by any Party do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the Subject Shares under, any provision of (a) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement or arrangement binding upon any Party or any of its properties or assets; or (b) any applicable laws or any judgments, orders or decrees of any court or governmental agency or body.

       (iii) Legal Proceedings: There are no judgments, orders or decrees of any kind against any Party that are unpaid or unsatisfied, nor is there any legal action, suit or other legal or administrative proceeding pending, threatened or reasonably anticipated that could be filed against any party hereto, that would adversely affect the ability of any party hereto to perform its obligations under this Agreement.

       (iv) Bankruptcy or Insolvency: The Parties have not filed or commenced, or suffered or submitted to the filing or commencement of, any bankruptcy or insolvency proceeding under applicable law.

       (v) Ownership of CBD Common Shares: Except for those Common Shares held by LMD and which are subject to the Family Share Call Option Agreement, and for those thirty million, three hundred and thirty-six thousand, two hundred and forty-nine (30,336,249) Common Shares currently held by Third Parties, the Parties are the sole legal owners of CBD Common Shares and have absolute and unrestricted right, title, and interest in CBD Common Shares and the Subject Shares, which are free and clear of any Lien.



                                    ARTICLE X
                          INFORMATION; CONFIDENTIALITY

10.1.  Rights of Inspection and Information

       10.1.1. All books, records and other documents relating to the business and the affairs of CBD and its Controlled Companies (if any) shall be open during the normal business hours of CBD to the inspection of any Party, which may make such copies thereof or extracts therefrom as they may deem appropriate.

       10.1.2. Each Party may, at any time, cause its own internal auditor to audit the books and records of CBD, and for such purpose CBD Board shall extend all reasonable cooperation to such internal auditor, it being understood that no such audit shall be permitted to interfere with the normal operations of CBD, which shall incur no cost or expense in connection therewith.

10.2.  Confidentiality


       10.2.1. The following terms shall govern the treatment by the Parties and their representatives in the management bodies of CBD of any confidential information, as defined below ("Confidential Information").

       10.2.2. Confidential Information means all information on the business of CBD, which is disclosed by any of the Parties, the members of the Special Committees, of CBD Board and/or by any of the executive officers of CBD or any of them, either directly or through their respective Affiliates, in written or physical form marked "confidential" or the like (or, if disclosed orally, then reduced to a similarly marked writing and transmitted to the other party within thirty (30) days from such oral disclosure with a contemporaneous admonition of confidence), which relates in any way to products, markets, customers, patents, inventions, procedures, methods, designs, strategies, plans, assets, liabilities, costs, revenues, profits, organization, employees, agents, distributors or business in general; provided, however, that the following shall not be deemed Confidential Information:

              (i) information which is or becomes available to the public or to the industry without the fault or negligence of the Person receiving same; or

              (ii) information which was already in the possession of the Person receiving same, provided that such Person is able to prove such prior possession; or

              (iii) information which is subsequently received from a Third Party without notice of restriction on further disclosure; or

              (iv) information which is independently developed by the Person receiving same, provided said Person is able to prove such independent development.

       10.2.3. All Confidential Information shall be kept strictly confidential by the Person receiving it; provided, however, that the obligations under this Section 10.2 shall not apply if and to the extent that:

              (i) the transferring Person needs to disclose the Confidential Information to a Third Party to whom it proposes to make the Transfer of its Subject Shares subject to and in accordance with this Agreement; or

              (ii) a Person receiving Confidential Information discloses such information, under a confidentiality obligation, to its legal advisors, accountants or a Person that Controls such recipient; or

              (iii) the disclosure of Confidential Information to any governmental authority is required by applicable law, provided that such disclosure is made on a basis providing the maximum confidentiality permitted by law.

       10.2.4. The Parties shall take all reasonable steps to minimize the risk of disclosure of Confidential Information by ensuring that only those Persons whose duties will require them to possess any Confidential Information, and their professional advisers, shall have access thereto, and will be instructed to treat the same as confidential.

       10.2.5. The obligations contained in this Section 10.2 shall continue for a period of three (3) years after the termination of this Agreement or, if earlier, until such Confidential Information enters the public domain or is required to be disclosed as set forth above.

       10.2.6. Unless required by law, by a court of competent jurisdiction, by an arbitrator or by any regulatory or governmental authority to retain it, all Confidential Information of CBD shall be promptly returned thereto once a Party no longer holds any Holding Company Common Shares.



                                   ARTICLE XI
                                   ARBITRATION

11.1. Any dispute or controversy between the Parties arising out of, or related to, this Agreement, including without limitation, a dispute or controversy relating to (i) the construction of any provision or the validity or enforceability of any term or condition (including this Article) or of the entire Agreement; (ii) or any claim that all or any part of this Agreement is void or voidable; (iii) the agreements or instruments executed and delivered in connection herewith, and the transactions contemplated hereby, or thereby; or
(iv) the interpretation of this Agreement, or the breach of any of the foregoing, shall be submitted to arbitration in accordance with the rules of ICC, and judgment on the award rendered by the arbitrators may be entered into in any court having jurisdiction thereof.

11.2. If the chosen rules are silent as to any particular issue, they shall be supplemented by Brazilian Procedural Rules, namely the relevant provisions of Law No. 9,307, dated September 23, 1996, and those of Brazilian Civil Procedural Code.

11.3. The arbitration tribunal shall consist of 3 (three) arbitrators, of whom one shall be nominated by one of the Parties involved in the dispute, one by the other Party, and the third, who shall serve as chairman, shall be chosen by the two parties' nominated arbitrators, or, in the event the parties' nominated arbitrators are unable to designate the third arbitrator within ten (10) days of the date the last party nominated arbitrator has been designated, then the third arbitrator shall be designated by the relevant authority of the ICC.

11.4. The place of arbitration shall be the City of Sao Paulo, State of Sao Paulo, Brazil. The language of arbitration shall be English and, to this effect, the English version of this Agreement shall prevail in case of conflict with the Portuguese version of this Agreement. The final sentence will be rendered in both the English and Portuguese languages.

11.5. The award of the arbitrators, which may include interest, shall be final and binding upon the parties to the arbitration and may be enforced in any court of competent jurisdiction. The Parties waive any right of appeal, to the extent that a right of appeal may lawfully be waived. Each of the Parties retains the right to seek judicial assistance (a) to compel arbitration; (b) to obtain interim measures of protection rights prior to instruction of pending arbitration and any such action shall not be construed as a waiver of the arbitration proceeding by the Parties;(c) to enforce any decision of the arbitrators including the final award, or (d) under the circumstances provided for in Section 12.4 of this Agreement.

11.6.  In case either of the Parties seeks judicial assistance as provided in
Section 11.5 above the Courts of City of Sao Paulo, State of Sao Paulo, shall have jurisdiction.

11.7. The customary charges for the arbitration shall be duly paid one-half by the parties to the arbitration and reimbursed to the winning CBD SHAREHOLDER (along with all other costs and expenses incurred in connection with such arbitration) at the end of the arbitration procedure unless the arbitrators shall for good cause determine otherwise.

11.8. The Parties and CBD intend that all proceedings and all documents and testimony contemplated by this Agreement shall be deemed as a Confidential Information, and each arbitrator by consenting to act shall be deemed as, and agree with, the confidentiality provisions set forth in Article X of this Agreement.



                                   ARTICLE XII
                               GENERAL PROVISIONS

12.1. Term: This Agreement shall remain valid and in force for as long as the HOLDING COMPANY remains the Controlling Shareholder of CBD.

12.2. Non-Waiver: The failure of any of the Parties to this Agreement to require, on a timely manner, the performance of any of the provisions of this Agreement or of any rights related thereto or the failure to exercise any privileges provided for herein shall not be construed as a waiver to such provisions, rights, or privileges, and shall not affect, in any way, the validity of this Agreement.


12.3. Binding Effect: This Agreement is signed under irrevocable condition binding the Parties by themselves and their successors for any purposes.


12.4. Specific Performance: This Agreement shall be filed with CBD, in accordance with, and for the purposes of, Articles 40 and 118 of the Brazilian Corporations Law. The Parties agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that in the event of breach by any Party damages would not be an adequate remedy, and that this Agreement constitutes an enforcement title under Brazilian law ("titulo executivo extra-judicial") and grants each of the Parties the right to seek an order of specific performance for the other Parties to comply with their obligations under this Agreement, in addition to any damages or other remedy to which it may be entitled.

       12.4.1. Each of the Parties agrees that the following text shall be inserted in the record for CBD Common Shares held by each of the Parties with the custodian bank in charge of the registration of CBD Shares: "The creation of a Lien or the Transfer of Common Shares on any grounds whatsoever is subject to the terms, limits and conditions of the SHAREHOLDERS' AGREEMENT executed on June 22, 2005, a copy of which is filed with CBD".


12.5. Notices: Notices, demands or other communications required or permitted to be given or made hereunder shall be in Portuguese and English languages, in writing, and shall be delivered personally under protocol, dated and signed by the addressee Party, sent by registered mail against receipt (AR - "Aviso de Recebimento"), or through the Register of Titles and Deeds Offices located at the jurisdiction of the head offices of the addressee, unless otherwise previously accepted, in writing, by the Parties, at the addresses set out below or any other address that the Parties may designate in writing from time to time for this purpose:


if to SEGISOR:

24, Rue de la Montat
Saint Etienne, France
Fax No.: (00334) 7745-3232
Attention: Mr. Pascal Rivet

with a copy to:

Tozzini, Freire, Teixeira e Silva Advogados
Rua Libero Badaro 293, 21 andar
Sao Paulo - SP - 01009-907
Brazil
Fax No.: (5511) 3291-1111
Attention: Mr. Syllas Tozzini


CMS Bureau Francis Lefebvre Mercosur
173 Ville Emile Bergerat
92522 Neuilly
France
Fax No.: (5411) 4311-8088
Attention: Mr. Patrick Patelin

If to the HOLDING COMPANY:

Vieri Participacoes S.A.
Av. Brigadeiro Luiz Antonio, 3126
Sao Paulo - SP
Brazil
Fax No.: (5511) 3885-6441
Attention: Mr. Abilio dos Santos Diniz


If to the AD GROUP:

Av. Brigadeiro Luiz Antonio, 3126
Sao Paulo - SP
Brazil
Fax No.: (5511) 3885-6441
Attention: Mr. Abilio dos Santos Diniz

with a copy to:

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados
Al. Joaquim Eugenio de Lima, 447
Sao Paulo - SP
Brazil
Fax No.: (5511) 3147-7770
Attention: Mr. Pedro Luciano Marrey Jr. and Mr. Moacir Zilbovicius


In each case of notices to either the HOLDING COMPANY or SEGISOR or the AD GROUP, with copies to:


Companhia Brasileira de Distribuicao
Av. Brigadeiro Luiz Antonio, 3142
Sao Paulo - SP
Brazil
Fax No.: (5511) 3885-6441
Attention: Sr. Abilio dos Santos Diniz


and

Casino Guichard Perrachon S.A.
24, Rue de la Montat
Saint Etienne, France
Fax No.: (00334) 7745-3232
Attention: Mr. Pascal Rivet


       12.5.1. All communications referred to in this Section 12.5 shall be considered received: (i) if personally delivered on the date of the respective protocol; (ii) if sent by registered mail on the proven date of receipt; (iii) if sent through the Register of Deeds Office on the date of receipt by the addressee contained on the respective certificate;
       (iv) sent by fax message, which shall prima facie be deemed as properly received if the its transmittal is electronically recorded as completed by the sender's terminal.

12.6. Survival; Effective Date: The representations and warranties in this Agreement shall survive the execution and delivery of this Agreement. This Agreement shall become effective as of the date hereof.

12.7. Assignment: Except as otherwise provided herein, this Agreement and the rights and obligations hereunder shall not be assignable or transferable to any Third Party without the prior written consent of the other Parties. Any attempted assignment in violation of this Section 12.7 shall be null and void.

12.8. No Beneficiaries: This Agreement is for the sole benefit of the Parties and CBD and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and the Intervening Parties, any legal or equitable rights hereunder.

12.9. Interpretation; Certain Definitions: The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.

12.10. Counterparts: This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Parties hereto.

12.11. Severability: If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect (i) any other provision hereof (or the remaining portion thereof); or (ii) the application of such provision to any other Persons or circumstances. In such case the Parties shall negotiate in good faith in order to replace such term or provision by another term or provision with a similar legal and economic effect, to the extent permitted by applicable law. Also, should any new legal or regulatory provision, or any case-laws development render this Agreement invalid, illegal or unenforceable in any respect, the Parties shall negotiate in good faith in order to replace such term or provision by another term or provision with a similar legal and economic effect, to the extent permitted by applicable law.

12.12. Amendments: Except as expressly provided herein, no modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless made in writing and duly signed by each of the Parties.

12.13. Language: This Agreement is executed in both the Portuguese and English languages. The Portuguese language shall be the one registered by CBD in accordance with the provisions of Section 12.4 of this Agreement, and shall be the one to prevail for any doubts arising out of this Agreement, exception made to the disputes submitted to arbitration under the provisions of Article XI of this Agreement, where the English version of this Agreement shall prevail.

12.14. Representative of the AD GROUP: For any and all purposes of this Agreement, the AD GROUP hereby irrevocably consents to the appointment of, and does hereby appoint and empower AD, and AD does hereby accept such appointment, as the sole and exclusive representative (the "Representative of the AD Group") of the AD GROUP to make all decisions and determinations on behalf of the AD GROUP that the Representative of the AD Group may deem necessary or appropriate to accomplish the intent, and implement the provisions of, this Agreement. All decisions of the Representative of the AD Group shall be final and binding on the AD GROUP. The Parties shall be entitled to rely upon, without investigation, any decision of the Representative of the AD Group and shall be fully protected in connection with any action or inaction taken, or omitted to be taken, in reliance thereon.

       12.14.1. The AD GROUP hereby appoints the Representative of the AD Group as its agent for receipt of notices and other communications hereunder and to receive service of any and all process that may be serviced in any suit, action or proceeding arising out of this Agreement. The Representative of the AD Group hereby acknowledges its acceptance as the agent of the AD GROUP for notices and other communications under this Agreement and service of process, and such notices, other communications and service of process may be made upon the Representative of the AD Group at the address specified in Section 12.5 of this Agreement.

12.15. Conditioned Effectiveness: The effectiveness of all provisions set forth in this Agreement is conditioned upon the occurrence of the Closing (as defined in the JV Agreement) on the Closing Date (as defined in the JV Agreement) in accordance with the terms of the JV Agreement. In case the Closing does not take place, this Agreement (i) shall not have any effect upon the Parties, under any circumstances, as of its execution date, and (ii) shall be deemed automatically rescinded as of its execution date.

   (Signature pages of the Shareholders' Agreement of Companhia Brasileira de
                    Distribuicao, dated as of June 22, 2005)


IN WITNESS WHEREOF, the Parties execute this Agreement on the date first written above, in the presence of the two undersigned witnesses.


                         VIERI PARTICIPACOES S.A.


                         By:
                             ---------------------------------------------------
                         Name: Abilio dos Santos Diniz and Ana Maria Falleiros dos Santos Diniz D'Avila
                         Title: Officers


                                   SEGISOR


                         By:
                             ---------------------------------------------------
                                    Name: Francis Andre Mauger
                                    Title: Attorney in fact


                         -------------------------------------------------------
                         ABILIO DOS SANTOS DINIZ


                         -------------------------------------------------------
                         ANA MARIA FALLEIROS DOS SANTOS DINIZ D'AVILA


                         -------------------------------------------------------
                         ADRIANA FALLEIROS DOS SANTOS DINIZ


                         -------------------------------------------------------
                         JOAO PAULO FALLEIROS DOS SANTOS DINIZ


                         -------------------------------------------------------
                         PEDRO PAULO FALLEIROS DOS SANTOS DINIZ

   (Signature pages of the Shareholders' Agreement of Companhia Brasileira de
                Distribuicao, dated as of June 22, 2005 - Cont.)



                         PENINSULA PARTICIPACOES LTDA.


                         By:
                             ---------------------------------------------------
                         Name:  Abilio dos Santos Diniz
                         Title: Officer



                         and as Intervening Parties,


                         COMPANHIA BRASILEIRA DE DISTRIBUICAO


                         By:
                             ---------------------------------------------------
                         Name:  Augusto Marques da Cruz e Caio Mattar
                         Title: Officers


                         CASINO GUICHARD PERRACHON S.A.


                         By:
                             ---------------------------------------------------
                         Name:  Jean Charles Naouri
                         Title: Chief Executive Officer




Witnesses:


-----------------------------                   --------------------------------
Name:                                           Name:
Id.:


                                                                            Id.:

                                    EXHIBIT B


Second Put Value Formula and Definitions for the Price for the Shares Subject to
                             the Second Put Option

                                   Section 3.1


1.     Formula


                                 Value              Dividends
Value per share = 91,5%  * ----------------  -  -----------------
                           Number of shares     Number of shares

with




        (M(1) * Net sales - NFD(2)) + ((M(2) * EBITDA + M(3) * EBITA) - 2 * NFD(1)) + M(4) * PBT
Value = ----------------------------------------------------------------------------------------
                                                     4


2.     Definitions

All CBD figures are to be based on consolidated accounts (as per definition of CBD Group provided for in this Agreement) in US GAAP in Brazilian currency taking into consideration the definitions described below.

Net sales

Means the gross sales of CBD Group less taxes on sales calculated in accordance with the terms set forth herein.

EBITDA

Means the EBITA (as defined below) of CBD Group, adjusted by adding-back depreciation calculated in accordance with the terms set forth herein.

1.1    EBITA
Means the profit from operating activities before financial expenses less financial income and less any exceptional or extraordinary items plus amortization, if any, of CBD Group for the applicable Reference Period calculated in accordance with the terms set forth herein. For the avoidance of doubt, EBITA shall include CBD's share of net profit in associates.

Profit before Tax (PBT)

Means income before income taxes of CBD Group, calculated in accordance with the terms set forth herein. Income before income taxes shall (i) take no account of any exceptional or extraordinary items and shall (ii) be adjusted by the share of minorities in net income. Furthermore, in case of dilutive convertible debt, the figures shall be adjusted according to US GAAP Statement of Financial Accounting Standards No. 128 (subject to the adjustments described under "Number of Shares" below).

Net Financial Debt 1 or NFD(1)

Means at any time the sum of the following items in the consolidated balance sheet of CBD for the closing of the last fiscal year prior to the Second Put Option Notice:

       - indebtedness to banks, debentures and other indebtedness similar thereto,

       -      plus other interest-bearing borrowings (excluding Taxes),

       - plus capitalized leases (notwithstanding accounting treatment of rents and leases under US GAAP, rents and leases payable by CBD to RECo shall, exclusively for the purpose of determining the Net Financial Debt 1 herein, not be capitalized; any capitalized rent or lease payment in the period shall be treated as an operational expense and shall be reflected as such in EBITDA, EBITA and PBT accordingly).

       -      plus subordinated interest bearing debts

       -      plus off-balance sheet interest bearing liabilities

       -      plus Minority Interests at market value, as defined below:

                     Share of minority shareholders in the capital of fully consolidated subsidiaries or entities (including, for avoidance of doubt: mandatorily redeemable equity interest in securitization fund). The value of minority interests for subsidiaries that have a stock-market listing is equal to average share price over one month preceding the Second Put Option Notice multiplied by the number of shares not directly or indirectly held by CBD; the value of minority interests for non-listed subsidiaries is (i) equal to book value if such book-value does not exceed US$ 5m, or (ii) M4 (as defined herein) multiplied by PBT (as defined herein) of the subsidiary multiplied by the share of capital not directly or indirectly held by CBD

       - less liquid assets (cash, immediately realizable assets, short-term interest-bearing receivables as well as short-term non-interest-bearing receivables, subject to certain condition, as defined below).

                     If CBD is able, by the time of the exercise of the Second Put Option Notice, to present a firm offer from a credible financial institution to acquire its short-term non-interest-bearing receivables for cash, then the net proceeds to CBD of such conversion shall be considered as liquid assets for the purposes


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                     herein. Any costs relating to such conversion shall be
                     considered as financial expenses and shall be reflected as such in the PBT.

       Should any of the above debt items be represented by a dilutive instrument, its value is to be excluded and should be reflected in the diluted number of shares.

       The Net Financial Debt shall be reduced on a pro-forma basis to compensate for the effects of acquisitions performed by CBD with enterprise value in excess of US$ 30 million. Such adjustment shall be made pro-rata to the period prior to the first consolidation on 24-month period as per the formula below:

              Adjustment to Net Financial Debt = Value of the acquisition * (24
              - r)/24

       where "r" means the number of months since the first consolidation until the end of the relevant fiscal year. It is understood that the Value of the acquisition shall include the acquired debt. In analogous manner, Net Financial Debt is to be increased on a pro-forma basis for any divestments with enterprise value in excess of US$ 30 million. Such adjustment shall be made pro-rata to the period post de-consolidation on 24-month period.

Net Financial Debt 2 or NFD(2)

Means Net Financial Debt 1 adjusted to include all rents and leases payable by CBD to RECo over the remainder of the lease period, capitalized at an appropriate rate.

M1, M2, M3 and M4

Means the arithmetic average of the multiples of Net Sales, EBITDA, EBITA and PBT respectively of a Reference Group of companies (as herein defined), calculated using the market capitalization based on average share price over the month preceding the Second Put Option Notice and Net Sales, EBITDA, EBITA, PBT and Net Financial Debt calculated in an analogous manner to CBD (adjusted by appropriate inflation index, if applicable). For avoidance of doubt, M(1), M(2), M(3) shall be calculated by using as numerator the sum of the respective market capitalization and the Net Financial Debt, whereas M(4) will be calculated by using solely the market capitalization in the numerator. The market capitalization to be used shall be divided by the sum of 1 plus the appropriate inflation index between the date of the then most recent annual financial statements and the date of the Second Put Option Notice.

Reference Group of companies

Will consist of stock-market listed food retail groups in the US, Latin America and Europe, provided that for each of the companies in the Reference Group: (i) at time of the Second Put Option Notice, the company is considered to be in the same industry group as CBD by at least three international investment banks' research analysts (ii) the company has at time


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of the Second Put Option Notice or during any of the previous 2 fiscal years been rated at least investment grade or, in absence of a rating, has not been in financial distress (bankruptcy, chapter 11 or similar, major default on any contractual obligation, or posting of a net loss before exceptional items in any of the last 2 fiscal years, or a drop in net income in excess of fifty(50) percent in the last fiscal year) and (iii) liquidity of trading in its shares is representative (average daily volume of trading over the last twelve (12) months prior to Second Put Option Notice is at least equal to Two Million U.S. Dollars). For each of US, Latin America and Europe the three largest groups as measured by net sales, including CBD as part of the reference group in Latin America, and fulfilling criteria (i) through (iii) above will be selected for the Reference Group. It is understood that, exclusively for Latin America, only one company per country shall be considered.

Number of shares

Means total diluted number of ON Shares and PN Shares of CBD at the date of the Second Put Option Notice; and the number of diluted shares shall be calculated according to US GAAP Statement of Financial Accounting Standards No. 128. It is understood that Convertible Securities which exercise price is at least 10% above average share price of CBD over the month preceding the Second Put Option Notice shall not be considered for the calculation of diluted number of shares. Therefore, Convertible Securities that fall into such definition shall be considered as debt for the purpose of determination of the Net Financial Debt.

Dividends

Means total cumulative value of dividends or other payments (including interest on own capital - "Juros sobre Capital Proprio") declared or paid out on ON Shares and PN Shares since the date of the balance sheet used to compute Net Financial Debt.


3.     Adjustment by IPCA

The figures of Net sales, EBITDA, EBITA and Profit Before Tax (PBT) shall be calculated over the two (2) fiscal years prior to the date of the Second Put Option Notice adjusted by IPCA in each year if the IPCA for that year has been equal or higher than 6.5 percent. In this event, the indexation shall be made as follows:

(a) Figures based on consolidated accounts dated as of two (2) fiscal years prior to the Second Put Option Notice shall be adjusted by (i) fifty (50) percent of the IPCA for the first fiscal year, then (ii) the amount obtained in the calculation referred to in item (i) above shall be adjusted by one hundred
(100) percent of the IPCA for the subsequent year (i.e. year immediately prior to the Second Put Option Notice);


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(b) Figures based on consolidated accounts dated as of the last fiscal year prior to the date of the Second Put Option Notice shall be duly adjusted by fifty (50) percent of the IPCA for the relevant year.

(c) The sum of the amounts obtained from calculations set forth in sub-items (a) and (b) above shall then be divided by two (2).

No such adjustment shall be made if the Brazilian laws and the US GAAP provide for inflation accounting.

In case the figures of Net sales, EBITDA, EBITA and Profit Before Tax (PBT) are adjusted at any given year by any inflation index, then the corresponding figures of companies for the purposes of the Reference Group of companies shall also be adjusted for that particular year by the pertinent Consumer Price Index of each country of such companies.


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